As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-138740

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
Amendment No. 1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SIPEX CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3674	04-6135748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
233 South Hillview Drive,
Milpitas, California 95035
(408) 934-7500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ralph Schmitt
Chief Executive Officer
Sipex Corporation
233 South Hillview Drive,
Milpitas, California 95035
(408) 934-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert G. Day, Esq.
Allison Berry Spinner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement, as determined by the selling securityholders.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Share	Offering Price	Fee
5.5% Redeemable Convertible Senior Notes due 2026	$15,000,000	n/a	$15,000,000	$1,605.00 (2)
Common Stock, $0.001 par value issuable upon conversion of 5.5% Redeemable Convertible Senior Notes	5,597,015 (3)	$2.68 (3)	$15,000,000 (3)	N/A (3)
Warrants to purchase Common Stock	839,552	$3.216 (4)	$2,699,999 (4)	$288.90 (4)
Common Stock, $0.001 par value issuable upon exercise of Warrants	839,552	$3.216	$2,699,999	N/A (5)
Common Stock, $0.001 par value	643,657 (6)	$4.590(7)	$2,954,386 (7)	$316.12 (7)
Total Registration Fee				$2,210.02 (8)

(1)	In accordance with Rule 416(a) under the Securities Act, the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act.

(3)	Calculated based on $2.68 conversion price of 5.5% Redeemable Convertible Senior Notes. Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required in connection with the registration of common stock issuable upon conversion of the notes.

(4)	Calculated pursuant to Rule 457(g) under the Securities Act based on the exercise price of the warrants.

(5)	Pursuant to Rule 457(g) under the Securities Act, no additional registration fee is required in connection with the registration of common stock issuable upon exercise of the warrants.

(6)	Represents shares additional shares of the registrant’s common stock being registered for resale in accordance with the terms of a Registration Rights Agreement that have been or may be acquired upon the conversion of convertible notes or exercise of warrants issued to the selling securityholders named in this registration statement.

(7)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the high and low prices of the Common Stock on February 9, 2007 as reported on the Pink Sheets electronic trading market.

(8)	Amount was included in $4,314.67 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

(SUBJECT TO COMPLETION)

PROSPECTUS

5.5% REDEEMABLE CONVERTIBLE SENIOR NOTES DUE 2026,
WARRANTS TO PURCHASE COMMON STOCK
AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS OR CONVERSION OF THE NOTES

We issued the notes in a private placement in May 2006. This prospectus will be used by selling securityholders to resell their notes, warrants and the common stock issuable upon exercise of their warrants or conversion of their notes. We will not receive any proceeds from this offering.

The notes mature on May 18, 2026. The notes bear interest at the rate of 5.5% per year semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2006. In addition, because the notes were issued as part of investment units with warrants, original issue discount, or OID, will accrue on the notes and, subject to certain exceptions, U.S. Holders will be required to recognize additional interest income on a constant yield to maturity basis, regardless of their regular method of tax accounting, even though we will not pay any additional interest in cash. You may convert the notes into shares of our common stock based on a conversion rate of approximately 311 shares of our common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of $2.68 per share), subject to adjustment, under the circumstances described herein.

The warrants are exercisable at any time for shares of our common stock at an initial exercise price of $3.216 per share, subject to adjustment upon certain events. The warrants will expire on or before May 18, 2011.

Currently, our common stock is quoted on the Pink Sheets LLC electronic trading market under the symbol “SIPX.PK.” On February 9, 2007, the last quoted sale price of our common stock was $4.55 per share.

Investing in the notes, warrants and the common stock into which the notes and warrants are convertible into or exercisable for involves risks. See “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the notes, warrants or our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes incorporated by reference in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sipex Corporation

We design, manufacture and market, high performance, analog integrated circuits or “ICs” that primarily are used by original equipment manufacturers, or OEMs, operating in the computing, consumer electronics, communications and networking infrastructure markets. Some of the end product applications that contain our ICs are cellular phones, base stations, computers, DVD players and digital cameras. Our products are sold either directly or through an international network of manufacturers’ representatives and distributors.

While advances in digital technology have fueled the demand for digital ICs, they have also created a demand for more precise, faster and more power efficient analog ICs. We possess a broad portfolio of analog ICs, organized into three product families: power management, interface and optical storage.

Corporate Information

We were incorporated in May 1965 under the laws of the State of Massachusetts and were reincorporated in Delaware in October 2003. Our principal executive offices are located at Milpitas, California, and our telephone number is (408) 934-7500. Our web site address is www.sipex.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Sipex,” “we,” “us” and “our” refer to Sipex Corporation and its wholly owned subsidiaries on a consolidated basis.

THE OFFERING

Issuer	Sipex Corporation

Securities Offered by Selling Securityholders	Pursuant to this prospectus, selling securityholders are offering for resale up to $15,000,000 aggregate principal amount of 5.5% Redeemable Convertible Senior Notes due 2026, warrants to purchase 839,552 shares of our common stock and 7,080,224 shares of our common stock, which represent 110% of the common stock issuable upon conversion of the notes and cash exercise of the warrants.

Use of Proceeds	We will not receive any proceeds from sales of the notes, warrants or shares of common stock sold from time to time under this prospectus by the selling securityholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Notes Interest	The notes bear interest at an annual rate of 5.5%. Interest is payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. Subject to the provisions of the indenture, interest on the notes is payable in either shares of common stock or cash. See “Description of Notes-Interest” below.

Original Issue Discount	The notes initially were issued together with the warrants as investment units and, accordingly, the purchase price of the investment units was required to be allocated between the notes and the warrants based on their relative fair market values. We have treated $63.35 of each

$1,000.00 purchase price per unit as allocable to the warrants. As a result of this allocation, the principal amount of the note exceeds the adjusted issue price of the note by more than a de minimis amount, and the excess is characterized as OID for U.S. federal income tax purposes. The adjusted issue price of a note upon its acquisition by a U.S. Holder is the portion of the original issue price for the unit allocable to the note (which we have determined to be $936.65), plus the OID includible in the income of holders prior to a U.S. Holder’s acquisition of the note. Subject to certain exceptions, each U.S. Holder is required to include OID as ordinary interest income on a constant yield to maturity basis, regardless of the holder’s regular method of tax accounting, even though we will not pay any additional interest in cash. For additional information, see “Material U.S. Federal Income Tax Considerations” beginning on page 44.

Maturity Date	May 18, 2026.

Conversion	The notes are convertible at the holder’s option at any time prior to maturity into shares of our common stock, initially at a conversion price of $2.68 per share, subject to adjustment upon certain events.

Auto-Conversion	At any time prior to maturity (subject to certain limitations), we may elect to automatically convert some or all of the notes into shares of our common stock if (a) the average price of our common stock exceeds 150% of the conversion price for 20 trading days during any 30 trading day period ending within 5 trading days of the notice of automatic conversion, (b) the average daily trading volume of our common stock is not less than $375,000 during such period, and (c) the equity conditions shall have been satisfied as of the date of the notice of automatic conversion and, subject to certain exceptions, remain satisfied through the automatic conversion date. See “Description of the Notes — Conversion Rights — Automatic Conversion.”

Adjustments to the Conversion Price	The conversion price of the notes will be subject to adjustment as set forth under the section entitled “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” and you should review the indenture for a description of events that cause an adjustment to the conversion price as well as the mechanics of the adjustments.

Optional Redemption	At any time on or after May 21, 2009, we may redeem some or all of the notes at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date, provided that the equity conditions shall have been satisfied as of the date of the redemption notice and, subject to certain exceptions, remain satisfied through the redemption date. If we elect to redeem the notes, we will provide notice of redemption to the noteholders not less than 30 days and not more than 60 days before the redemption date.

Repurchase at Holder’s Option	A holder may require us to repurchase the holder’s notes for cash on May 15, 2011, May 15, 2016 or May 15, 2021, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable repurchase date.

Repurchase at Holder’s Option upon Certain Events	Upon a change of control or if our common stock is no longer authorized for quotation or listing on The New York Stock Exchange,

Inc., the American Stock Exchange, Inc. or The Nasdaq Global Market or Capital Market after the time we are relisted on any such exchange, a holder may require us to repurchase the holder’s notes in cash at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the applicable repurchase date.

Ranking	The notes are our senior unsecured debt and will be structurally subordinated to any secured indebtedness (to the extent of its security), and rank on parity with all of our existing and future senior debt and be senior to all existing and future subordinated debt. As of December 30, 2006, we had $2 million secured indebtedness and approximately $30.2 million of senior debt, which consists of $30 million in principal indebtedness, ($15 million not on this registration statement) and approximately $0.2 million in accrued interest.

The notes will also be effectively subordinated to the liabilities of our subsidiaries. As of December 30, 2006, our subsidiaries had outstanding liabilities of approximately $180,000 (excluding intercompany debt).

Covenants	We are subject to certain covenants with respect to our ability to incur indebtedness, to incur liens and our ability to make certain payments. See “Description of Notes — Certain Covenants” below.

Warrants Exercise	The warrants are exercisable for a total of 839,552 shares of our common stock at an initial exercise price of $3.216 per share, subject to adjustment upon certain events. The warrants are exercisable (in whole or in part) at any time on or before May 18, 2011.

Expiration	Each of the warrants will expire at 5:00 p.m., Eastern Standard time, on May 18, 2011.

Trading	The notes, warrants and the underlying common stock have been registered under the Securities Act. Currently, there is no public market for the notes or warrants, and we cannot assure you that any such market will develop. The notes and warrants will not be listed on any securities exchange or included in any automated quotation system. Our common stock is currently traded on the over the counter market under the symbol “SIPX.PK.”

CUSIP Numbers	The CUSIP numbers for the notes and the warrants after the registration of their resale with the SEC are 829909 AA 8 and 829909 11 8 respectively.

Material U.S. Federal Income Tax Considerations	For a discussion of material U.S. federal income tax consequences of purchasing, assuming and disposing of the notes, the warrants and the common stock into which they may be converted or exercised, see “Material U.S. Federal Income Tax Considerations” beginning on page 44.

Risk Factors	An investment in the notes involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of certain factors that you should consider when evaluating an investment in the notes, warrants and the underlying common stock.

We are registering the notes, warrants and shares being offered under this prospectus pursuant to a registration rights agreement with the selling securityholders. See “DESCRIPTION OF CAPITAL STOCK — Registration

Rights.” We entered into the registration rights agreement in connection with a May 2006 private placement in which we offered and sold to the selling securityholders an aggregate principal amount of $30,000,000 of 5.5% Redeemable Convertible Senior Notes due 2026 together with warrants to purchase up to 1,679,104 shares of our common stock at an exercise price of $3.216 per share.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, the selling securityholders may sell, from time to time, the 5.5%  Redeemable Convertible Senior Notes due 2026 that we issued on May 18, 2006, which we refer to as the notes, and the warrants to purchase common stock issued in connection with the notes, as well as the shares of common stock issuable upon exercise of the warrants or conversion of the notes.

For further information about our business and the securities offered by this prospectus, you should refer to the registration statement and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities offered by the selling security holders, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading “Where You Can Find Additional Information.”

This prospectus provides you with a general description of the securities the selling security holders may offer. Each time we or any selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find Additional Information.”

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have authorized no one to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

RISK FACTORS

Risks Related to the Business

Our quarterly and annual operating results are volatile and difficult to predict and may cause our stock price to fluctuate.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period-to-period, including:

•	the cyclical nature of the semiconductor industry;

•	the volatility of the optical device market;

•	competitive pressures on selling prices;

•	the mix of product sales, as our margins vary across product lines;

•	the timing and cancellation of customer orders;

•	the effect of the timing of sales by our resellers may have on our reported results as a result of our sell-through revenue recognition policies;

•	our ability to maintain and expand our distributor relationships;

•	our ability to design and manufacture products to meet customers’ and distributors’ specifications and expectations;

•	our ability to introduce new products and technologies on a timely basis;

•	market acceptance of our products and our customers’ products;

•	the introduction of products and technologies by our competitors;

•	the level of orders received that can be shipped in a quarter;

•	delays in shipments from our fabrication plant to assembly houses;

•	the availability of foundry capacity, raw materials and assembly and test capacity;

•	our ability to manufacture and have manufactured for us, the correct mix to respond to orders on hand and new orders received in the future;

•	fluctuations in yields;

•	changes in product mix;

•	the level of future product returns;

•	the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production;

•	costs associated with increased regulation of corporate governance and disclosure and risks of non-compliance with such regulation; and

•	the overall economic conditions in the United States and abroad.

Due to the absence of substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

Our expense levels are based, in part, on expectations of future revenues and are, to a large extent, fixed in the short- term. For example, we have a minimum purchase arrangement with two of our suppliers based on requirements forecasted in advance. Our future revenues are difficult to predict and at times in the past we have failed to achieve revenue expectations. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, operating results are likely to be unfavorably affected. We may also take steps to adjust our strategic product families and change our cost structure, which may result in our incurring additional restructuring, reorganization and other charges. Based on forecasts, we may increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels; therefore, operating results would be worsened if increased sales are not achieved.

Our business depends on market demand for products using analog semiconductors. A less robust semiconductor market could negatively impact our net sales, results of operations and cash flows. As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could substantially negatively affect our business, financial condition and operating results.

Our management has identified certain “material weaknesses” in the design and operation of our internal controls, which, if not adequately addressed, could result in accounting errors, call into question the accuracy of our financial results.

For the year ended January 1, 2005, management informed the Audit Committee that they identified the following “material weaknesses,” as defined by the Public Company Accounting Oversight Board (PCAOB), in the design and operation of our internal controls:

•	Entity-level control activities were not appropriately designed and operating effectively such that a control environment was not maintained that fully emphasized the establishment of, adherence to, or adequate communication regarding appropriate internal control for all aspects of our operations;

•	Internal controls over revenue recognition were not maintained adequately with respect to (i) lack of communication and review of significant revenue transactions, (ii) entering into arrangements that were not within the original contractual distributor agreements related to return rights and other concessions, (iii) improper sales cut-off procedures at our German subsidiary, (iv) lack of sufficient evidence of pre-sale evaluation of the reasonableness of customer collection capabilities, (v) lack of sufficient evidence of customer delivery and acceptance, and (vi) improper recognition of revenues related to engineering service contracts; and

•	During the final closing steps of the restatement process related to preparation of our financial statements for the year ended January 1, 2005, our internal control procedures did not operate effectively to update significant estimates based upon the best available information at that time. The principal estimates needing updating related to valuation of excess and obsolete inventories.

We have since adopted various policies and procedures to address these weaknesses; however, we may have additional internal control weaknesses that may be identified in the future. Any such weaknesses could result in further restatements, which could have an adverse effect on our business and the trading price of our common stock.

Our ability to implement our business plan successfully in a volatile market requires effective management systems and a system of financial processes and controls. We have identified a need to further evaluate and improve our sell-through accounting systems and procedures as well as our inventory valuation estimation procedures and tools. In addition, we have begun the process of implementing a new enterprise requirements planning system, which is expected to be completed in 2007. During the process of preparing our consolidated financial statements, we are continuing to experience some delays and difficulties due to reliance on manual reconciliations and analyses. If we are unable to maintain an adequate level of processes and controls and improve our systems and procedures, we may not be able to accurately report our financial performance on a timely basis and our business and stock price would be adversely affected.

We may need to obtain a significant amount of additional capital in the future and may not be able to secure adequate funds on a timely basis or on terms acceptable to us.

We have incurred substantial losses and negative cash flows from operations during recent years. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Our continued negative cash flows from operations coupled with our capital investment needs may require that we obtain additional financing.

If we are not able to obtain additional financing, we would most likely have insufficient cash to meet our ongoing operating obligations as they become due in the ordinary course of business, and could be required to seek protection under applicable bankruptcy laws. These matters raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from this uncertainty.

Our ability to raise funds may be adversely affected by factors beyond our control, including market uncertainty and conditions in the capital markets. As such, we may not be able to obtain additional financing on acceptable terms, or at all. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced and they may experience significant dilution. New investors may demand rights, preferences or privileges that differ from, or are senior to, those of existing holders of our common stock, including warrants in addition to the securities purchased and protection against future dilutive transactions. Furthermore, even if we are able to raise funds in a financing transaction or otherwise, the amount of the funds raised may be insufficient to resolve doubt about our ability to continue as a going concern.

If we are unable to achieve positive cash flows or raise sufficient additional capital, we may be forced to implement further expense reduction measures, including, but not limited to, the sale of assets, the consolidation of operations, workforce reductions, or the delay, cancellation or reduction of certain product development, marketing or other operational programs.

We are not currently listed on a national exchange or market, and can offer no assurance that we will ever be listed.

As a result of our failure to timely file our annual report on Form 10-K for the year ended January 1, 2005 and our quarterly report on Form 10-Q for the three months ended April 2, 2005, we were delisted from the Nasdaq Global Market effective June 23, 2005, and our common stock is not currently listed on any national stock exchange or market. In order to be eligible for re-listing on the Nasdaq Global Market we must meet Nasdaq’s initial listing criteria. We cannot assure you that we will be able to meet these criteria or that our common stock will ever be relisted on the Nasdaq or listed on any other national stock exchange or market. Our common stock is currently traded on the Pink Sheets, LLC electronic trading system for over the counter securities, which has not historically provided investors with the level of liquidity found in other markets and exchanges.

We may face unforeseen complications from the transfer our manufacturing processes to Silan in China and Episil Technologies in Taiwan.

We have transferred our manufacturing processes to foundries operated by Silan in China and Episil in Taiwan in conjunction with the closure of the Milpitas, California wafer fabrication facility. The transfer has been a complicated and time-consuming process that has been met with significant unforeseen complications that delayed the integration transfer and required additional allocation of our resources. There can be no guarantees that additional unforeseen integration issues will not arise in the future related to the integration that could cause additional delays which could materially adversely affect our ability to timely produce our products for distribution.

In addition, the parties may be unable to achieve all or any of the expected benefits of the relationship within the anticipated time-frames. The anticipated synergies between Sipex and Silan or Episil may not be as significant as originally expected. The market for our products in China may not grow as rapidly or as large as both parties currently anticipate. The manufacturing processes and wafer testing may not be qualified by Sipex following the transfer from Sipex to Silan or Episil or the qualification process may take significantly longer than currently expected. This could result in additional operating costs, loss of customers, and business disruption.

We may experience difficulties in developing and introducing new or enhanced products necessitated by technological advances.

Our future success will depend, in part, upon our ability to anticipate changes in market demand and evolving technologies. To remain competitive, we must enhance our current products and develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change, and, as a result, our revenues and cash flow may be negatively impacted. Our success depends on our ability to develop new semiconductor devices for existing and new markets, to introduce these products in a timely manner and to have these products selected for design into new products of our customers. The development of these new devices is highly complex and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including:

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achievement of manufacturing yields; and

•	market acceptance of our products and our customers’ products.

Our success also depends upon our ability to accurately specify and certify the conformance of our products to applicable standards and to develop our products in accordance with customer requirements. We may not be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. We may not be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand. Furthermore, we cannot guarantee that these products will achieve market acceptance.

The introduction of our new products may be delayed in order to test for and resolve design flaws.

Our products are complex and must meet stringent quality requirements. They may contain undetected errors or defects, especially when new products are first introduced or when new versions are released. We recently delayed the introduction of some of our new products in order to perform further tests on the products and to identify and resolve any of these errors. We may further delay the release of our new product lines. Such delays could have an adverse effect on our market reputation and ability to generate sales.

We depend on distributors who sell directly to OEMs and the loss of one or more of our significant distributors could have a material adverse effect on our business.

For the fiscal years 2005, 2004 and 2003 approximately 83%, 83%, and 73% respectively, of our net sales were from shipments of our products to distributors who sell directly to OEMs. Our agreements with distributors contain limited provisions for return of our products, including stock rotations whereby distributors may return a percentage of their purchases from us based upon a percentage of their most recent three months of shipments effective in the first quarter of 2004. In addition, in certain circumstances upon termination of the distributor relationship, distributors may return some portion of their prior purchases. The loss of business from any of our significant distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce our income, delay recognition of revenue and impact our ability to accurately predict cash flow.

We may not successfully expand our sales and distribution channels.

An integral part of our strategy is to expand our sales and distribution channels, particularly internationally. We are increasing resources dedicated to developing and expanding these channels but we may not be successful in doing so. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenues we receive for each sale will be less than if we had sold the same product to the customer directly. Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. Even if we successfully expand our distribution channels, any new distributors may not have the technical expertise required to market and support our products successfully. If distributors do not provide adequate levels of services and technical support, our customers could become dissatisfied, we could be required to devote additional resources for customer support and our brand name and reputation could be negatively impacted. Our strategy of marketing products directly to our customers and indirectly through distributors may result in distribution channel conflicts.

We derive a substantial portion of our revenues from Future Electronics Inc., or Future, a related party, and our revenues would likely decline significantly if Future elected not to make, cancel, reduce or defer purchases of our products.

Future is a related party and has historically accounted for a significant portion of our revenues. Future is our largest distributor worldwide and accounted for 44%, 39% and 21% of total net sales in fiscal 2005, 2004 and 2003, respectively. We anticipate that sales of our products to Future will continue to account for a significant portion of our revenues. The loss of Future as a distributor, or a significant reduction in orders from Future would materially and adversely affect our operating results, our business, our financial condition and our stock price.

We have a distributor agreement with Future that provides for Future to act as our sole distributor for certain products within North America and Europe. If Future were to cease distributing these products, we could experience a reduction in sales as we located replacement distributors for these products. Sales to Future are made under an agreement that provides protection against price reduction for their inventory of our products. As such, we could be exposed to significant liability if the inventory value of the products held by Future declined dramatically. Our distributor agreement with Future does not contain minimum purchase commitments. As a result, Future could cease purchasing our products with short notice to us. In addition, Future may defer or cancel orders without penalty, which would likely cause our revenues, our business, our financial condition and our stock price to decline.

Affiliates of Future, our largest distributor, beneficially own a significant percentage of our common stock, which will allow them to significantly influence matters requiring stockholder approval and could discourage potential acquisition of our Company.

As of December 30, 2006, the affiliates of Future held approximately 17.1 million shares of our common stock, or approximately 47%, of our outstanding common stock. In addition, two members of our Board of Directors, Dan Casey and Pierre Guilbault, are representatives of Future. Due to their ownership of a significant percentage of our common stock, Future will be able to exert significant influence over, and effectively control, actions requiring the approval of our stockholders, including the election of directors, many types of change of control transactions and amendments to our charter documents. The significant ownership percentage of Future could have the effect of delaying or preventing a change of control of Sipex or otherwise discouraging a potential acquirer from obtaining control of Sipex. Conversely, by virtue of Future’s percentage ownership of our stock, Future could facilitate a takeover transaction that our board of directors did not approve.

Occasionally we enter into agreements that expose us to potential damages that exceed the value of the agreement.

We have given certain customers increased indemnification for product deficiencies that is in excess of the standard limited warranty indemnification and could possibly result in greater costs, in excess of the original contract value. In an attempt to limit this liability, we have also increased our errors and omission insurance policy to partially offset these potential additional costs; however, our insurance coverage could be insufficient to prevent us from suffering material losses if the indemnification amounts are large enough.

We may face significant risks related to our international operations.

We derive a significant portion of our net sales from international sales, including to Asia, which are subject to certain risks, including:

•	unexpected changes in legal and regulatory requirements;

•	changes in tariffs;

•	Exchange rates and other barriers;

•	political and economic instability;

•	difficulties in accounts receivable collection;

•	difficulties in managing distributors or representatives;

•	difficulties in staffing and managing international operations;

•	difficulties in protecting our intellectual property overseas;

•	the seasonality of sales; and

•	potentially adverse tax consequences.

Our international sales (sales to customers outside the United States) in the year ended December 31, 2005 were $58.0 million, or 80% of total net sales and $60.3 million and $31.3 million for the years ended 2004 and 2003, respectively, or 80% and 86% of total net sales, respectively. There can be no assurance that economic and geopolitical troubles in any area of the world will not have a material adverse effect on our business, results of operations and financial condition.

Our inability to meet any increase in demand could reduce our market share.

Demand shifts in the semiconductor industry are rapid and difficult to predict, and we may not be able to respond quickly enough to an increase in demand, if any. Our ability to increase sales of our products depends, in part, upon our ability to optimize the use of our manufacturing capacity in a timely manner and, if necessary, expand our manufacturing capacity. If we are unable to respond to rapid increases in demand, if any, for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, our customers could increase their purchases from our competitors, which would reduce our market share.

If we are unable to compete effectively with existing or new competitors, we will experience fewer customer orders, reduced revenues, reduced gross margins and lost market share.

We compete in markets that are intensely competitive, and which are subject to both rapid technological change and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than we have. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which would affect our operating results and financial condition. To remain competitive, we continue to evaluate our manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to successfully implement new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected. In addition, if competitors in Asia reduce prices on commodity products, it would adversely affect our ability to compete effectively in that region. Our future competitive performance depends on a number of factors, including our ability to:

•	accurately identify emerging technological trends and demand for product features and performance characteristics;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors;

•	bring products to market on a timely basis at competitive prices;

•	respond effectively to new technological changes or new product announcements by others;

•	increase device performance and improve manufacturing yields;

•	adapt products and processes to technological changes; and

•	adopt or set emerging industry standards.

There can be no assurance that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, there can be no assurance that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable.

The implementation of a new management information system may disrupt our business.

We have begun the process of implementing a new enterprise resource planning and financial accounting and planning system, and integrating this new system with our customer relationship management system and our product management system. Implementation of the new management information system, including the integration with other systems, is a very complex and time consuming process that requires significant financial resources and personnel time, as well as unifying operating policies and procedures to ensure that the total system operates efficiently and effectively. Delays or errors in the implementation could result in additional costs and cause disruptions to our business, which could adversely affect our ability to accurately report our financial results on a timely basis, comply with our periodic reporting requirements on a timely basis and could have a material adverse effect on our business, financial condition and operating results.

A failure of our information systems would adversely impact our ability to process orders for and manufacture products.

We operate a multinational business enterprise with manufacturing, administration and sales groups located in Asia, Europe and the United States. These disparate groups are connected by a virtual private network-based enterprise resource planning system, where daily manufacturing operations and order entry functions rely on maintaining a reliable network among locations. Any failure of our computer network or our enterprise resource planning system would impede our ability to schedule orders, monitor production work in process and ship and bill our finished goods to our customers.

We have only limited protection for our proprietary technology.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Although we are not aware of any pending or threatened patent litigation that we consider material, there can be no assurance that third parties will not assert claims against us with respect to existing or future products or technologies and we have been subject to such claims in the past. To determine the validity of any third party claims, such litigation, whether or not determined in our favor could result in significant expense to us and divert the efforts of our management personnel from productive tasks. In the event of an adverse ruling in such litigation, we may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, and expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance that licenses will be available on acceptable terms, or at all, with respect to disputed third party technology. In the event of a successful claim against us and our failure to develop or license a substitute technology at a reasonable cost, our business, financial condition and results of operations would be materially and adversely affected.

There can be no assurance that foreign intellectual property laws will protect our intellectual property rights. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate our products or design around any of our patents. We may be subject to, or may initiate, interference proceedings in the U.S. patent office, which can demand significant financial and management resources.

Our future success depends on retaining our key personnel and attracting and retaining additional highly qualified employees.

Our success depends upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for these employees is intense. Our employee’s are employed at-will, which means that they can terminate their employment at any time. There can be no assurance that we will be able to retain our design engineers, executive officers and other key personnel. The loss of the services of one or more of our design engineers, executive officers or other key personnel or our inability to recruit replacements for these personnel or to otherwise attract, retain and motivate qualified personnel could seriously impede our success.

We have recently experienced significant changes in senior management and our corporate organization.

Our Chief Executive Officer, Ralph Schmitt, joined Sipex in June 2005; Edward Lam, our Senior Vice President of Marketing and Business Development, joined in September 2005; Joel Camarda, our Senior Vice

President of Operations, joined in November 2005; and our Senior Vice President of Finance and Chief Financial Officer, Clyde R. Wallin, joined in April 2004. Accordingly, our management team has not been functioning as a unit for a long period of time. If we do not effectively integrate these employees into our business, or if they do not work well together as a management team to enable us to implement our strategy, our business will suffer. Further changes in management may be disruptive to our business and may result in the departure of existing employees or customers.

Product defects or compatibility problems with our products could damage our reputation, decrease market acceptance of our technology, cause us to replace defective or incompatible products at a substantial cost and result in potentially costly litigation.

A number of factors, including design flaws, materials failures, manufacturing problems, and misapplication of our products may cause our products to contain undetected errors, defects or compatibility problems. Defects or compatibility problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	result in increased product returns and cause us to incur costs due to unusable inventory or replacement of defective or incompatible products; or

•	require design modifications.

If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products. This could result in the loss of existing customers and impair our ability to attract new customers in the future. In addition, we may discover defects or failures in our products after they are installed by customers. In such cases, we may incur significant costs and devote substantial management resources to correcting these problems. Our customers may also sue us for, or otherwise seek to recover from us, any losses resulting from alleged defects or errors in our products.

Our manufacturing processes are very complex, which may result in manufacturing difficulties.

Our manufacturing processes and the processes of our suppliers are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields causing product introduction or delivery delays. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and are time-consuming or expensive to remedy. From time to time we have experienced unfavorable yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. There can be no assurance that our foundries or the foundries of our suppliers will not experience unfavorable yield variances or other manufacturing problems that result in delayed product introduction or delivery delays. This risk is particularly significant in the near term as we transfer our manufacturing processes to Silan and Episil.

We rely on outside foundries to supply certain of our wafers and those foundries may not produce at acceptable levels.

Beginning in 2006, we began to increasingly rely on outside foundries to supply certain of our fully processed semiconductor wafers. This reliance on outside foundries presents the following potential risks:

•	lack of adequate wafer supply;

•	limited control over delivery schedules;

•	unavailability of or delays in obtaining access to key process technologies; and

•	limited control over quality assurance, manufacturing yields and production costs.

Additionally, we do not have a guaranteed level of production capacity at any of these foundries with the exception of two of our foundries for whom we provide minimum purchase commitments in accordance with our supply agreements announced on August 21, 2003 and February 27, 2006. The ability of each foundry to provide wafers to us is limited by the foundry’s available capacity, and the foundry’s allocation of its available capacity among multiple customers. There can be no assurance that our third party foundries will allocate sufficient capacity to satisfy our requirements. We have experienced decreased allocations of wafer supplies from our suppliers in the past, which reduced our capacity to ship products, and, thus, recognize revenues. Furthermore, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of our products. If any other delays or shortages occur in the future, our business and operating results will be negatively impacted.

Our ability to meet current demand or any increase in demand for our products may be limited by our ability to test our semiconductor wafers.

As part of our manufacturing process, we must test all of our semiconductor wafers using certain “probe testing” equipment. As such, our ability to meet current demand or any increase in demand for our products depends, in part, on our ability to purchase and install sufficient testing equipment. Obtaining and installing this equipment is a time and capital intensive process and depends on our ability to accurately predict future sales. In the first quarter of 2006, due to a lack of sufficient “probe testing” equipment, we were unable to test an adequate number of wafers, incurred delays in shipping products and were unable to meet the demand for our products. If we are unable to estimate future sales correctly or we are unable to obtain the necessary testing equipment on a timely basis, we will continue to be unable to meet the current demand or any increased demand for our products.

The facilities of certain of our significant customers and third party wafer suppliers are located in areas susceptible to earthquakes and other natural disasters.

The facilities of certain of our significant customers and third-party wafer suppliers are located in areas that are susceptible to earthquakes and other natural disasters. Damage caused by earthquakes or other natural disasters may result in shortages in water or electricity or transportation, which could limit the production capacity of our wafer facility or the ability of certain of our subcontractors to provide needed products. Any reduction in production capacity or the ability to obtain fully processed semiconductor wafers could cause delays or shortages in our product supply, which would negatively impact our business. If the facilities of our customers or our third party wafer suppliers are damaged by future earthquakes or other natural disasters, it could have a materially adverse effect on our business.

We rely on outside suppliers to assemble, test and ship product to our customers.

We rely on outside assembly houses to assemble, test and ship our product to end customers. There can be no assurance that our third party suppliers will allocate sufficient capacity to us to meet our requirements. Any sudden reduction or elimination of a primary source could result in material delay in the shipment of our product and could have a material adverse affect on our business and operating results.

In addition, we may transition the testing of our products to new assembly houses. If the transition does not proceed smoothly, this could also result in delays in the shipment of our products.

Because we rely on outside assembly house to assemble, test and ship our products, we have limited control over quality assurance, manufacturing yields and production costs, and we have in the past experienced yield issues and delays. We could experience delays or yield issues in the future due to the transfer of products from development to production, which could negatively impact our business and operating results. In addition, if defects in our products are undetected, we may experience higher warranty expenses than anticipated, which could negatively impact our reputation, business and operating results.

The requirement that we record stock-based compensation expense will have a material effect on our results of operations in future periods.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment, or SFAS 123R, which requires the measurement of all share-based payments to employees, including grants under employee stock plans, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R became effective for our quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. As a result of adopting SFAS 123R, we will now have stock-based compensation expense. The ultimate amount of future stock compensation expense will depend upon the number of grants, the estimated grant date fair value, which depends upon significant assumptions including stock volatility and estimated term, the assumed forfeiture rate and the requisite service period for future grants. This expense will exceed the expense we currently record for our stock-based compensation plans and will have a material effect on our results of operations in future periods.

We have incurred and will continue to incur increased costs as a result of being a public company.

We are spending an increased amount of management time and external resources to understand and comply with changing laws, regulations and standards relating to corporate governance and public disclosure. In addition, we have incurred and will continue to incur significant legal, accounting and other expenses. Although we have a history with these types of expenses, we may not accurately estimate these expenses in our financial planning. In addition, our current and future financial results may be more difficult to compare to prior periods when we did not incur these types of expenses.

We must comply with significant environmental regulations, employment tax regulations, employment practices and other governmental regulations which are difficult and expensive.

We are subject to a variety of international, federal, state and local governmental regulations related to employment taxes, employment practices and other governmental regulations and regulations regarding the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes or residing in our products. The failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Any failure by us to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. Any failure to conform to employment tax regulations, employment practices regulations and other governmental regulations, could result in remediation or other significant liabilities.

Our stock price has been volatile and could continue to remain volatile.

The trading price of our common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, general conditions in the semiconductor manufacturing and electronic markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Risks Relating to the Notes and the Warrants

The notes are structurally subordinate in right of payment to our secured debt.

The notes are our general obligations and are structurally subordinate in right of payment to all of our existing secured debt and any future secured debt that we incur to the extent of the security therefor and rank on parity with all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all secured debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on any future secured debt financing that we may incur. As of December 30, 2006, we had no secured indebtedness (as defined in the indenture) outstanding. The notes are also effectively subordinated to the liabilities of our subsidiaries, and as of December 30, 2006, our subsidiaries had approximately $180,000 in outstanding liabilities (excluding intercompany debt).

We may not have sufficient funds to pay our debt and other obligations.

Our cash, cash equivalents, short-term investments and operating cash flows may be inadequate to meet our obligations under the notes or our other obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, we will be in default under the notes, which could cause defaults under any other of our indebtedness then outstanding. Any such default would have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot be sure that we would be able to repay amounts due in respect of the notes if payment of those notes were to be accelerated following the occurrence of an event of default as described in the indenture.

Because your right to require repurchase of the notes is limited, you may be unable to avoid a decline in the market price of the notes if we enter into a transaction that is not a “change in control” under the indenture.

The term “change in control” is limited and may not include every event that might cause the market price of the notes to decline or change the credit risk applicable to the notes. The term “change in control” does not apply to transactions in which at least 90% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock, which means that you could receive common stock of an issuer other than Sipex upon conversion of your notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction not involving a “change in control” as defined by the indenture. See “Description of the Notes — Repurchase of Notes at Option of Holders.”

We may not have sufficient funds to purchase the notes upon a repurchase event.

We may not have the funds necessary to purchase the notes at the option of the holders upon certain repurchase events, including a change in control. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered notes, or restrictions in our outstanding debt may not allow those purchases. We are only obligated to offer to repurchase the notes upon certain specified repurchase events. There may be other events that could hurt our financial condition that would not entitle you to have your notes repurchased by us.

The notes do not require us to achieve or maintain minimum financial results, the lack of which could negatively impact holders of the notes.

The notes do not require us to achieve or maintain any minimum financial results relating to our financial condition or results of operations. Our ability to recapitalize and take a number of other actions that are not limited by the terms of the indenture and the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the notes.

If you hold notes or warrants, you will not be entitled to any rights as a holder of our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold the notes or the warrants, other than the right to adjustments in the conversion price of the notes and the exercise price of the warrants upon certain events, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights as a holder of common stock if and when we deliver shares of common stock to you upon conversion of your notes and exercise of your warrants. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining stockholders of record entitled to vote on the amendment occurs prior to conversion of your notes, you will not be entitled to vote on the amendment, although the common stock you receive upon conversion of your notes and exercise of your warrants will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

There is no public market for the notes or warrants, which could limit their market price or your ability to sell them.

There is no established trading market for the notes or the warrants. The notes are designated for trading by qualified institutional buyers in the PORTAL market. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes or warrants on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the notes or warrants may not develop. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes and warrants may be adversely affected. In that case, you may not be able to sell your notes or warrants at a particular time or at a favorable price. Future trading prices of the notes and warrants will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to continue the effectiveness of the registration statement, of which this prospectus is a part, covering the notes, the warrants and the common stock issuable upon conversion of the notes or exercise of the warrants;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for convertible debt has been subject to disruptions that have caused substantial fluctuations in the prices of the securities. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

Your warrants may be subject to resale limitations imposed by the securities laws of some states.

While many states provide an exemption from state securities registration for sales of warrants or other rights to purchase listed securities, there is a risk that a particular state may not provide an applicable exemption from registration for a sale of warrants or other rights to purchasers in that state. Consequently, there is a risk that future transfers of warrants or other rights may be restricted due to the requirements of the securities law in those states.

If we automatically convert the notes, you should be aware that there is a substantial risk of fluctuation in the price of our common stock from the date we elect to automatically convert to the conversion date.

We may elect to automatically convert the notes on or prior to maturity if, among other things, the average price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the notes and the automatic conversion date. These fluctuations may adversely affect the value of the shares of common stock into which the notes may be converted and the additional shares, if applicable, issued in satisfaction of the interest make-whole payment.

The notes were issued with original issue discount.

The notes initially were issued together with the warrants as investment units, and, accordingly, the purchase price of the investment units was required to be allocated between the notes and the warrants based on their relative fair market values. We have treated $63.35 of each $1,000.00 purchase price per unit as allocable to the warrant. As a result of this allocation, the principal amount of the note exceeds the adjusted issue price of the note by more than a de minimis amount, and the excess is characterized as OID for U.S. federal income tax purposes The adjusted issue price of a note upon its acquisition by a U.S. Holder is the portion of the original issue price of the unit allocable to the note (which we have determined to be $936.65), plus the OID includible in the income of holders prior to a U.S. Holder’s acquisition of the note. Subject to certain exceptions, each U.S. Holder is required to include OID as ordinary interest income on a constant yield to maturity basis, regardless of the holder’s regular method of tax accounting, even though we will not pay any additional interest in cash. For additional information, see “Material U.S. Federal Income Tax Considerations” beginning on page 44.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot offer any assurance of future results, levels of activity, performance or achievements. Important factors that may cause actual results to differ from expectations include those discussed under the heading “Risk Factors” in the beginning of this document. The terms “Sipex,” “the Company,” “we,” “us,” “its” and “our” as used in this prospectus refer to Sipex Corporation and its subsidiaries and its predecessors as a combined entity, except where the context requires otherwise.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the notes, warrants and common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the notes, warrants or common stock by the selling securityholders, although we may receive proceeds from the exercise of warrants by the selling securityholders, if exercised. We cannot guarantee that the selling securityholders will exercise any warrants.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.

											Nine
											Months Ended
	Year Ended										Sept. 30,
	2001		2002		2003		2004		2005		2006

Ratio of earnings to fixed charges(1)	N/A	(2)	N/A	(2)	N/A	(2)	N/A	(2)	N/A	(2)	N/A (2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” is the amount resulting from adding the following items: (a) Loss before income taxes and (b) fixed charges. “Fixed charges” means the sum of (i) interest expensed including amortization of discounts related to indebtedness and (ii) an estimate of the interest within rental expense.

(2)	Earnings, as defined, were insufficient to cover fixed charges by $32,282,000, $47,542,000, $39,489,000, $22,881,000 and $37,915,000 for years ended 2001, 2002, 2003, 2004 and 2005, respectively, and earnings were insufficient to cover fixed charges by $26,833,000 for the nine months ended September 30, 2006.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We currently intend to retain all of our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. In addition, payment of dividends by us to holders of our common stock is restricted by a loan and security agreement that we have entered into and by a securities purchase agreement that we entered into in connection with the sale of the notes. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

MARKET PRICE INFORMATION

From April 2, 1996, the date of our initial public offering, our common stock was available for quotation on the Nasdaq Global Market under the symbol “SIPX.” On June 23, 2005, we were delisted from the Nasdaq Global Market. The quotation of our common stock currently appears on the Pink Sheets electronic quotation system with a trading symbol “SIPX.PK” where market makers and brokers can submit bid and ask prices on a daily basis.

The following table sets forth, for the period indicated, the high and low closing sale prices per share as reported on the Nasdaq Global Market or on the Pink Sheets for the periods referenced:

Quarterly Stock Market Data

	Dec. 31,	Sept. 30,	July 1,	April 1,
Fiscal 2006	2006	2006	2006	2006

Stock price range per share:
High	$4.81	$3.55	$3.45	$3.00
Low	$3.18	$2.75	$2.68	$1.61

	Dec. 31,	Oct. 1,	July 2,	April 2,
Fiscal 2005	2005	2005	2005	2005

Stock price range per share:
High	$1.95	$2.48	$2.14	$4.50
Low	$1.29	$1.65	$1.15	$2.01

	Jan. 1,	Oct. 2,	July 3,	April 3,
Fiscal 2004	2005	2004	2004	2004

Stock price range per share:
High	$5.90	$5.75	$6.54	$9.41
Low	$4.40	$3.80	$4.75	$6.27

As of February 9, 2007 our stock price, as quoted on the Pink Sheets electronic trading market was $4.55

As of December 14, 2006, there were 61 stockholders of record. We believe that as of December 14, 2006, the number of beneficial holders of common stock is approximately 2,821.

PRINCIPAL AND SELLING SECURITYHOLDERS

Selling Securityholders

On behalf of the selling securityholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the notes, warrants or shares covered by this prospectus), we are registering, pursuant to the registration statement of which this prospectus is a part:

•	an aggregate of $15,000,000 in principal amount of 5.5% Redeemable Convertible Senior Notes due 2026

•	warrants to purchase up to 839,552 shares of our common stock; and

•	up to 7,080,224 shares issuable upon the exercise of the warrants or conversion of the notes.

We are registering the notes, warrants and shares of common stock being offered under this prospectus pursuant to a registration rights agreement with the selling securityholders. See “DESCRIPTION OF CAPITAL STOCK — Registration Rights.” The above-described notes, warrants, and shares were issued to the selling securityholders in a private placement by us that closed on May 18, 2006. None of the selling securityholders has had any material relationship with us within the past three years other than as a result of the ownership of shares of our capital stock.

We are registering the notes, warrants and shares of common stock to permit the selling securityholders to offer these notes, warrants and shares of common stock for resale from time to time. The selling securityholders may sell all, some or none of the notes, warrants or shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling securityholders. The percentage of outstanding shares of common stock beneficially owned before the offering is based on 36,779,725 shares of common stock outstanding as of December 30, 2006. The number and percentage of outstanding notes, warrants, and shares of common stock beneficially owned after the offering are presented under the assumption that all of the notes, warrants and shares of common stock being offered by the selling securityholders are sold and no additional notes, warrants or shares of common stock are purchased by the selling securityholders prior to the completion of the offering. For more information, see the section of this prospectus entitled “PLAN OF DISTRIBUTION.”

The table below lists the selling securityholders and information regarding their ownership of our common stock as of December 30, 2006:

						Percentage
	Principal	Percentage		Percentage		of Common						Percentage
	Amount	of Notes		of Warrants	Common	Stock		Percentage		Percentage		of Common
	of Notes	Outstanding	Warrants	Outstanding	Stock	Outstanding	Principal	of Notes		of Warrants		Stock
	Owned	Owned	Owned	Owned	Owned	Owned	Amount	Outstanding		Outstanding	Common	Outstanding
	Prior	Prior	Prior	Prior	Prior	Prior	of Notes	Owned	Warrants	Owned	Stock	Owned
	to the	to the	to the	to the	to the	to the	Being	After the	Being	After the	Being	After the
Name of Beneficial Owner	Offering	Offering*	Offering**	Offering	Offering†	Offering††	Offered	Offering	Offered	Offering	Offered	Offering

Selling Securityholders
Capital Ventures International(1)	$4,000,000	13.3%	223,881	13.3%	1,716,418	4.5%	$4,000,000	0.0%	223,881	0.0%	1,716,418	0.0%
Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA 94111
The Northwestern Mutual Life Insurance Company(2)	$3,800,000	12.7%	212,687	12.7%	1,630,597	4.3%	$3,800,000	0.0%	212,687	0.0%	1,630,597	0.0%
720 East Wisconsin Avenue
Milwaukee, WI 53202-4797
Quantum Partners LDC(3)	$3,000,000	10.0%	167,910	10.0%	1,287,312	3.4%	$3,000,000	0.0%	167,910	0.0%	1,287,312	0.0%
888 7th Avenue, 32nd Floor
New York, NY 10106
Needham Emerging Growth Partners, L.P.(4)	$1,300,000	4.3%	72,761	4.3%	557,835	1.5%	$1,300,000	0.0%	72,761	0.0%	557,835	0.0%
Needham Asset Management, LLC
445 Park Avenue
New York, NY 10022
Marathon Global Convertible Master Fund Ltd.(5)	$1,000,000	3.3%	55,970	3.3%	429,104	1.2%	$1,000,000	0.0%	55,970	0.0%	429,104	0.0%
Marathon Asset Management
461 Fifth Avenue, 10th Floor
New York, NY 10007
Investcorp Interlachen Multi-Strategy Master Fund Limited(6)	$1,000,000	3.3%	55,970	3.3%	429,104	1.2%	$1,000,000	0.0%	55,970	0.0%	429,104	0.0%
800 Nicollet Mall, Suite 2500
Minneapolis, MN 55402
Needham Contrarian (QP) Fund L.P.(4)	$480,000	1.6%	26,866	1.6%	205,970	0.6%	$480,000	0.0%	26,866	0.0%	205,970	0.0%
Needham Asset Management, LLC
445 Park Avenue
New York, NY 10022
Needham Contrarian Fund, L.P.(4)	$220,000	0.7%	12,313	0.7%	94,402	0.3%	$220,000	0.0%	12,313	0.0%	94,402	0.0%
Needham Asset Management, LLC
445 Park Avenue
New York, NY 10022
The Northwestern Mutual Life Insurance Company For Its Group Annuity Separate Account(2)	$200,000	0.7%	11,194	0.7%	85,820	0.2%	$200,000	0.0%	11,194	0.0%	85,820	0.0%
720 East Wisconsin Avenue	$15,000,000.00	50.0%	839,552	50.0%	6,436,562	15.0%	$15,000,000.00	0.0%	839,552	0.0%	6,436,562	0.0%
Milwaukee, WI 53202-4797

Note: Percentages may not aggregate to the total due to rounding.

(*)	Calculated using $30 million as the total aggregate principal amount of notes outstanding which includes $15,000,000 of notes held by Rodfre Holdings, LLC that are not being registered on this prospectus.

(**)	Calculated using 1,679,104 as the total aggregate amount of warrants outstanding which includes 839,552 of warrants held by Rodfre Holdings, LLC that are not being registered on this prospectus.

(†)	Assumes exercise of all holder’s warrants and conversion of all of the holder’s notes at a conversion price of $2.68 per share of common stock. However, this conversion price will be subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(††)	In computing the percentage of common stock owned by a person, we have based our calculation on the 36,779,725 shares of common stock outstanding as of December 30, 2006. In addition, for each person, we have deemed as outstanding all shares of common stock beneficially held at December 30, 2006 plus those shares of common stock issuable upon exercise of the warrants and conversion of the notes. However, we did not deem these conversion shares or warrant shares as outstanding for the purpose of computing the percentage ownership of any other person.

(1)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(2)	Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), is the investment adviser to Northwestern Mutual for its General Account and its Group Annuity Separate Account with respect to the Registrable Securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the Registrable Securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(3)	The principal investment manager of Quantum Partners LDC is Soros Fund Management LLC (“SFM LLC”). SFM LLC has investment discretion over portfolio investments, including such securities held for the account of Quantum Partners LDC. Mr. George Soros, Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the account of Quantum Partners LDC.

(4)	The General Partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Contrarian (QP) Fund, L.P. is Needham Investment Management, LLC. George A. Needham and James K. Kloppenburg, as members of this general partner, have voting control and investment discretion over the investment. Mr. Needham and Mr. Kloppenburg each disclaim beneficial ownership of the shares owned by Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Contrarian (QP) Fund, L.P.

(5)	Marathon Asset Management, LLC, the investment advisor for Marathon Global Convertible Fund Ltd., exercises voting power and investment control over the securities held by Marathon Global Convertible Master Fund Ltd. Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management, LLC. Mr. Richards and Mr. Hanover each disclaim beneficial ownership of the shares owned by Marathon Global Convertible Master Fund Ltd.

(6)	Interlachen Capital Group LP is the trading manager of Investcorp Interlachen Multi-Strategy Master Fund Limited and has voting and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Andrew Fraley, in his role as Chief Investment Officer of Interlachen Capital Group LP, has voting control and investment discretion over securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited. Interlachen Capital Group LP and Andrew Fraley disclaim beneficial ownership of the securities held by Investcorp Interlachen Multi-Strategy Master Fund Limited.

Principal Stockholders

The following table sets forth as of December 30, 2006 information to the best of our knowledge, with respect to the beneficial ownership of the Company’s common stock by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and named executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 36,779,725 shares of common stock outstanding on December 30, 2006.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Total Amount and
	Nature of	Percent of
Name and Address of Beneficial Owner(1)	Beneficial Ownership	Class

Alonim Investments, Inc.(2)	22,732,767	53.6%
237 Hymus Blvd. Montreal
(Pointe-Claire), Quebec
H9R 5C7 Canada
Kennedy Capital Management, Inc.(3)	2,718,967	7.4%
10829 Olive Blvd.
St. Louis, MO 63141
Wasatch Advisors, Inc.(4)	1,899,690	5.2%
150 Social Hall Avenue,
4th Floor, Salt Lake City, UT 84111
Dimensional Fund Advisors(5)	1,782,770	4.8%
1299 Ocean Avenue,
11th Floor Santa Monica, CA 90401
Ralph Schmitt(6)	416,666	1.1%
Douglas M. McBurnie(7)	285,000	*
Lee Cleveland(8)	216,400	*
Richard Hawron(9)	250,000	*
Edward Lam(10)	150,520	*
Clyde R. Wallin(11)	128,854	*
Lionel H. Olmer(12)	95,972	*
Joel Camarda(13)	78,125	*
Joseph Consoli(14)	72,500	*
John Arnold(15)	56,625	*
Brian Hilton(16)	41,250	*
Thomas P. Redfern(17)	35,625	*
Alan F. Krock	2,500	*
Daniel G. Casey	2,500	*
Pierre Guilbault	2,500	*
All directors and executive officers as a group (15 persons)	1,835,037	4.8%

*	Less than 1% of Common Stock.

(1)	Unless otherwise indicated, to the knowledge of the Company, each person listed above has sole voting and investment power with respect to the shares and maintains a mailing address at: c/o SIPEX Corporation, 233 South Hillview Drive, Milpitas, CA 95035.

(2)	Based solely on information provided in a Form 4 filed with the Securities and Exchange Commission on December 21, 2006, Alonim Investments had sole dispositive power of 17,135,752 shares and sole voting power of 17,135,752 shares. Also includes 5,597,015 shares issuable upon conversion of 5.5% Redeemable Convertible Senior Notes due 2026 held by an affiliate of Alonim Investments, Rodfre Holdings, LLC.

(3)	Based solely on information provided in a Schedule 13G filed with the Securities and Exchange Commission December 31, 2005, Kennedy Capital Management, Inc. had sole dispositive power of 2,718,967 shares, and sole voting power of 2,718,967 shares.

(4)	Based solely on information provided in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005, Wasatch Advisors, Inc. and had sole dispositive power of 1,899,690 shares, and sole voting power of 1,899,690 shares.

(5)	Based solely on information provided in a Schedule 13G/A filed with the Securities and Exchange Commission on December 31, 2005, Dimensional Fund Advisors Inc. had sole dispositive power of 1,782,770 shares and sole voting power of 1,782,770.

(6)	Includes 416,666 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(7)	Based on information provided in a Form 4 filed with the Securities and Exchange Commission on November 4, 2002. Also includes 270,000 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(8)	Based on information provided in a Form 3 filed with the Securities and Exchange Commission on October 1, 2005. Also includes 200,000 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(9)	Includes 250,000 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(10)	Includes 150,520 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(11)	Includes 128,854 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(12)	Based on information provided in a Form 4 filed with the Securities and Exchange Commission on September 27, 2000. Also includes 93,972 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(13)	Includes 78,125 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(14)	Includes 72,500 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(15)	Based on information provided in a Form 4 filed with the Securities and Exchange Commission on March 2, 2004. Also includes 50,625 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(16)	Includes 41,250 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(17)	Includes 35,625 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(18)	Includes 2,500 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(19)	Includes 2,500 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

(20)	Includes 2,500 shares issuable pursuant to stock options which are exercisable prior to February 28, 2007.

DESCRIPTION OF SECURITIES

DESCRIPTION OF THE 5.5% REDEEMABLE CONVERTIBLE SENIOR NOTES DUE 2026

We issued the notes under an indenture dated as of May 16, 2006, between us and Wells Fargo Bank, National Association, a national banking association, as trustee. Wells Fargo Bank, National Association also acts as paying agent, conversion agent and registrar for the notes. The terms of the notes include those provided in the notes, the indenture, the securities purchase agreement and the registration rights agreement, each of which we entered into with the buyers of the notes. The following description reflects all amendments and supplements to the operative documents to date.

The following description is only a summary of the material provisions of the notes, the indenture and the supplemental indenture. The form of note, the indenture, the securities purchase agreement, the registration rights agreement and other operative documents are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define the rights of a holder of the notes.

General

The notes:

•	were issued in an aggregate principal amount of $30,000,000;

•	were issued in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000;

•	are our senior unsecured debt and are structurally subordinated to any secured indebtedness, rank on parity with all of our existing and future senior debt, are senior to all existing and future subordinated debt and are effectively subordinated to the liabilities of our subsidiaries;

•	are convertible into our common stock initially at a conversion price of $2.68 per share, under the conditions and subject to such adjustments as are described under “— Conversion Rights — Conversion at Holder’s Option” and “— Conversion Rights — Conversation Rate Adjustments”;

•	are automatically convertible at our option into our common stock at the then-effective conversion price if (1) the average price of our common stock exceeds 150% of the then-effective conversion price for any 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion, (2) the average daily trading volume of our common stock is not less than $375,000 during such period, and (3) the equity conditions shall have been satisfied as of the date of the notice of automatic conversion and, subject to certain exceptions, remain satisfied through the automatic conversion date, as set forth in further detail under “— Conversion Rights — Automatic Conversion” and “— Conversion Rights — Conversion Rate Adjustments”;

•	are redeemable at our option in whole or in part beginning on May 21, 2009 upon the terms set forth under “— Optional Redemption by Sipex”;

•	are subject to repurchase by us at the holder’s option on May 15, 2011, May 15, 2016 and May 15, 2021 or upon a change in control of Sipex or in the event our common stock is no longer authorized for quotation or listing on any of The New York Stock Exchange, Inc., the American Stock Exchange, Inc. or The Nasdaq Global Market or Capital Market (the “Designated Market”) after such common stock is authorized for quotation or listed on such Designated Market, upon the terms and at the repurchase prices set forth under “— Repurchase of Notes at Option of Holders”; and

•	mature on May 18, 2026, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holder.

No sinking fund is provided for the notes.

Interest

The notes bear interest at the annual rate of 5.5%. Interest accrues on the notes from May 16, 2006. Interest will be paid on May 15 and November 15 of each year, beginning on November 15, 2006, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to an interest payment date. Subject to limited exceptions, any accrued and unpaid interest which is not paid within 5 days of the interest payment date shall bear interest at the annual rate of 12% until the same is paid in full. The interest rate is subject to increase upon our failure to comply with any of the following events:

The record dates for payment of interest are May 4 and November 4. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Provided that the equity conditions are satisfied or waived by 66 2/3% of the aggregate principal amount of notes then outstanding, interest is payable in shares of common stock or, at our option, in cash. If interest is payable in shares of common stock, it will be valued at 90% of the current market price of the common stock as provided in the indenture.

The notes further provide that if by August 15, 2006, we have not filed all reports with the SEC that we are required to filed under Section 13 or 15(d) under the Exchange Act, then-applicable per annum interest rate of the notes will be increased by 1.5% for the period beginning on August 16, 2006 and ending on the date on which we have made all such filings with the SEC. We filed all reports required to be filed pursuant to this provision with the SEC on September 21, 2006.

The notes further provide that if our common stock is not listed for trading on one of The New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq Global Market or The Nasdaq Capital Market by December 31, 2006, the then-applicable per annum interest rate of the notes will be increased by 1.5% for the period beginning on January 1, 2007 and ending on the date on which our common stock is listed for trading on such a trading market.

The notes were issued with OID because they initially were issued together with the warrants as investment units. Accordingly, the purchase price of the investment units was required to be allocated between the notes and the warrants based on their relative fair market values. We have treated $63.35 of each $1,000.00 purchase price per unit as allocable to the warrant. As a result of this allocation, the principal amount of the note exceeds the adjusted issue price of the note by more than a de minimis amount, and the excess is characterized as OID for U.S. federal income tax purposes. The adjusted issue price of a note upon its acquisition by a U.S. Holder is the portion of the original issue price for the unit allocable to the note (which we have determined to be $936.65), plus the OID includible in the income of holders prior to a U.S. Holder’s acquisition of the note. Subject to certain exceptions, each U.S. Holder is required to include OID as ordinary interest income on a constant yield to maturity basis, regardless of the holder’s regular method of tax accounting, even though we will not pay any additional interest in cash. Under the OID rules, a U.S. Holder will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount of OID included in income will increase the U.S. Holder’s basis in the note. For additional information, see “Material U.S. federal Income Tax Considerations” beginning on page 44.

Conversion Rights

Conversion at Holder’s Option

A holder may convert any outstanding notes at any time prior to maturity into shares of our common stock at an initial conversion price of $2.68 per share of common stock. The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of any fractional shares based upon the average price of our common stock on the business day immediately preceding the conversion date. A holder may convert notes only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

If a holder delivers a notice regarding its election to require us to repurchase its notes following the occurrence of a repurchase event as described under “Repurchase of Notes at Option of Holders” (a “repurchase event”), the holder may convert such notes only if the holder withdraws its repurchase notice by delivering a written notice of withdrawal to us prior to the close of business on the last business day prior to the repurchase date.

We will pay in cash, on any note or portion of a note surrendered for conversion during the period from the close of business on any interest payment date to which interest has been fully paid through the close of business on the business day preceding the record date for the next such interest payment date, accrued and unpaid interest, if any, on the note or portion thereof surrendered for conversion to, but excluding, the date of conversion.

Conversion Procedures

A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if the holder exercises its conversion rights, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder’s. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

To convert a definitive note (a registered note held in certificated form), a holder must:

•	complete a written notice in the form of the conversion notice attached as an exhibit to the indenture;

•	deliver the completed conversion notice to the trustee, to us (with a copy to our legal counsel) and to our Transfer Agent, Computershare Investor Services, 250 Royall Street, Canton, MA 02021, telephone (781) 575-3390, facsimile (781) 575-2549, Attention: Novette Lee;

•	if such note or portion thereof is surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the last business day prior to such interest payment date, pay an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted (unless such note or portion of a note being converted will have been called for redemption or will have become due prior to such interest payment date as a result of a repurchase event);

•	pay all taxes or duties, if any, as described in the preceding paragraph; and

•	surrender the definitive note to us.

In the case of an interest in a global note, conversion notices may be delivered and a participant’s interest in a global note may be surrendered for conversion in accordance with the rules and procedures of The Depository Trust Company as in effect from time to time.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will use our best efforts to, within three business days after the conversion date, (a) (1) in the case of shares of common stock issuable upon such conversion that will not, following issuance, be restricted securities, at the holder’s request, credit such aggregate number of full shares of common stock to which the holder shall be entitled to the holder’s or its designee’s balance account with The Depository Trust Company through its Deposit/Withdrawal At Custodian system or (2) issue and deliver a certificate for the number of shares of common stock into which the notes are converted to the converting holder, and (b) deliver to such holder a check or cash in lieu of any fractional shares arising upon such conversion. If we have not delivered the number of shares of common stock issued upon conversion of notes within three business days after the conversion date, we will pay liquidated damages to the holder of the notes being converted at the rate of 0.5% per month of the outstanding principal amount of notes converted by such holder.

Automatic Conversion

All of the notes may be automatically converted at any time prior to maturity, at our option, into shares of our common stock at the then-effective conversion price if (a) the average price of our common stock exceeds 150% of the then-effective conversion price for at least 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion, (b) the average daily trading volume of our common stock is not less than $375,000 during such period, and (c) the equity conditions shall have been satisfied as of the date of the notice of automatic conversion and, subject to certain exceptions, remain satisfied through the automatic conversion date. If we effect the automatic conversion, we will deliver a notice of automatic conversion to the holders at least five days but no more than 30 days prior to the automatic conversion date.

The “average price” with respect to any security on any day means the daily volume weighted average price of such security for all sales reported on such day by the principal national security exchange or quotation system on which such security is quoted or listed or admitted to trading or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, as reported by the National Quotation Bureau Incorporated, Pink Sheets LLC or a similar generally accepted reporting service, or, in case no sales of such security take place on such day, the average price for such security on such day shall be the closing price, as defined below.

The “closing price” with respect to any security on any day means the closing sale price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the Nasdaq Global Market or New York Stock Exchange, as applicable, or, if such security is not listed or admitted to trading on such Global Market or Exchange, on the principal national security exchange or quotation system on which such security is quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, Pink Sheets LLC or a similar generally accepted reporting service. If the average price cannot be calculated for a security on a particular date on any of the foregoing bases, the average price of such security on such date shall be the fair market value as mutually determined by us and the trustee. If we and the trustee are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to the indenture. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

The term “Equity Conditions” means that each of the following conditions is satisfied:

•	on each day during the period beginning sixty (60) days prior to the applicable date of determination and ending on and including the applicable date of determination (the “equity conditions measuring period”), either (x) the registration statement related to this prospectus shall be effective and available for the resale of all remaining registrable securities in accordance with the terms of the registration rights agreement and there shall not have been any grace periods (as defined in the registration rights agreement) except any grace periods incurred in connection with any amendments required in connection updating our registration statement on Form S-1 to include information set forth in our Exchange Act reports or (y) all shares of common stock issuable upon conversion of the notes and exercise of the warrants shall be eligible for resale by the holder without restriction and without the need for registration under any applicable federal or state securities laws;

•	on each day during the equity conditions measuring period, our common stock is designated for quotation on the principal market (as defined in the indenture) and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by us) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market;

•	during the three (3) month period ending on and including the date immediately preceding the applicable date of determination, we shall have delivered conversion shares upon conversion of the notes and warrant shares upon exercise of the warrants to the holders within the time periods required by the indenture or the warrant agreement, as the case may be;

•	any applicable shares of common stock to be issued in connection with the event requiring determination may be issued in full without violating the provisions of the indenture and the rules or regulations of the principal market;

•	during the equity conditions measuring period, we shall not have failed to timely make any payments within five (5) business days of when such payment is due;

•	during the equity conditions measuring period, there shall not have occurred an event of default within the time periods required by the indenture;

•	we shall have no knowledge of any fact that would cause (x) the registration statement not to be effective and available for the resale of all remaining registrable securities in accordance with the terms of the registration rights agreement or (y) any shares of common stock issuable upon conversion of the notes and shares of common stock issuable upon exercise of the warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and

•	we otherwise shall have been in material compliance with and shall not have breached any material provision, covenant, representation or warranty of the securities purchase agreement, the registration rights agreement, the notes, the warrant agent agreement, the warrant and the indenture.

Conversion Rate Adjustments

If any of the following occurs:

(1) issue common stock as a dividend or distribution on our common stock;

(2) we subdivide or combine our common stock;

(3) we issue to all or substantially all holders of our common stock specified rights, options or warrants to purchase our common stock;

(4) we distribute to all or substantially all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidence of indebtedness or other assets, including securities but excluding:

(a) rights or warrants listed in (3) above; and

(b) dividends or distributions paid exclusively in cash (except as otherwise described below);

(5) we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above); or

(6) we or one of our subsidiaries makes a payment in respect of a tender offer for our common stock where the payment per share exceeds the current market price of our common stock on the trading day prior to the last day on which tenders may be made pursuant to the tender.

we will adjust the conversion rate so that the holders of the notes either are put in the position they would have been in if they had converted immediately prior to such event or are given their pro rata share of the benefit received by the recipients of any such distribution or issuance.

To the extent, at the time of conversion of notes, we have a stockholder rights plan in effect, a holder will receive, in addition to the common stock, the rights under the stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least one percent in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price and include them in any subsequent adjustment. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, subject to limited exceptions;

•	any consolidation, merger, statutory share exchange or combination involving our company; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of its notes, a holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had converted the notes into our common stock immediately prior to any of these events. If the type of consideration receivable is not the same for each share of common stock, then for purposes of this section the kind and amount of securities, cash or other property receivable upon the above events shall be deemed to be the kind and amount to receivable per share of common stock by a plurality of the holders not electing to exercise their conversion right prior to the above events

Optional Redemption by Sipex

Prior to May 21, 2009, the notes will not be redeemable at our option. Beginning on May 21, 2009, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to the principal amount of such notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We will give at least 30 days’ but not more than 60 days’ notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the last business day prior to the redemption date, unless we fail to pay all amounts due on redemption. We may not redeem any notes unless the equity conditions (as defined above) shall have been satisfied as of the date of the redemption notice and, subject to certain exceptions, remain satisfied through the redemption date. In addition, we may only elect to redeem all or any part of the notes if we have, as of the date of the notice of redemption, sufficient shares of our common stock authorized and available for issuance to enable the holders of all of the notes (or parts thereof) called for redemption to convert such notes (or parts thereof) into our common stock.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000, solely on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount at maturity equal to the principal at maturity of the unredeemed portion of the notes. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at Option of Holders

If a “repurchase event,” as described below, occurs, a holder will have the right (subject to certain exceptions set forth below) to require us to repurchase all of his, her or its notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount at maturity or integral multiples of $1,000. If the repurchase event occurs, such repurchase will be made in cash at a price equal to 100% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to, but excluding, the applicable repurchase date; provided, that if the relevant repurchase date occurs after a record date or special record date and before the related interest payment date or special interest payment date, the amount payable on such interest payment date or special interest payment date shall be paid to the record holder at the close of business on the record date or special record date and shall not constitute part of the repurchase price.

In addition, the notes shall be purchased by us at the option of the holder on May 15, 2011, May 15, 2016 and May 15, 2021 at a price equal to 100% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to, but excluding, the applicable repurchase date.

Unless we have previously called for redemption all of the outstanding notes and deposited or set aside an amount of money sufficient to redeem such notes on the redemption date, on or before (1) the 10th calendar day following the occurrence of a repurchase event and (2) June 15, 2011, June 15, 2016 and June 15, 2021, we or the trustee will mail to the holders notice of the occurrence of the repurchase event and of the holders’ repurchase right arising as a result, or on June 15, 2011, June 15, 2016 or June 15, 2021, as applicable. We will also deliver a copy of such notice of a repurchase right to the trustee.

To exercise a repurchase right, a holder must deliver to the trustee on or before the close of business on the last business day prior to the repurchase date (as defined in the indenture) written notice to us of the exercise of such right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. An election to exercise a repurchase right will be revocable at any time prior to, but excluding, the repurchase date, by delivering written notice to that effect to the trustee prior to the close of business on the business day prior to the repurchase date.

If we fail to repurchase on the repurchase date any notes as to which the repurchase right has been properly exercised, then the principal amount of such notes will, until paid, bear interest to the extent permitted by applicable law from the repurchase date at the rate borne by the note, and each such note will be convertible into common stock. If we are unable to repurchase on the repurchase date all of the notes (or portions of the notes) as to which the repurchase right has been properly exercised, the aggregate amount of notes we may repurchase will be allocated pro rata among each note (or portion of a note) surrendered for repurchase, based on the principal amount of such note, in proportion to the aggregate amount of notes surrendered for repurchase.

A “repurchase event” will occur upon a change in control of Sipex or if our common stock is no longer authorized for quotation or listing on The New York Stock Exchange, Inc., the American Stock Exchange, Inc. or The Nasdaq Global Market or Capital Market after the time we are relisted on any such exchange.

A “change in control” will be deemed to have occurred when any of the following has occurred:

•	the acquisition by any person or group (as such terms are used in Sections 13(e) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than Alonim Investments, Inc., together with its affiliates, of beneficial ownership of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors;

•	the acquisition by Alonim Investments, Inc., together with its affiliates, of beneficial ownership of shares of our capital stock entitling that person to exercise more than 65% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors;

•	approval by our stockholders of any plan or proposal for the liquidation, dissolution or winding up of Sipex;

•	our consolidation or merger with or into any other corporation or any merger of another corporation into us that results in the change or exchange of our common stock into other assets or securities, unless our stockholders (determined immediately before such transaction) own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	our conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than a wholly owned subsidiary as a result of which we become a holding company), unless our stockholders (determined immediately before such transaction) own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction; or

•	any time that a majority of the members of the Board of Directors of Sipex are not “continuing directors.” For purposes of this provision, a “continuing director” is a person who either was one of our existing directors on May 16, 2006 or is subsequently elected or nominated for election by a majority of directors who were continuing directors at the time of such election or nomination.

A change in control will not be deemed to have occurred if at least 90% of the consideration in the transaction or transactions constituting the change in control consists of (and the capital stock into which the notes would be convertible consists of) shares of capital stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

The change in control purchase feature of the notes may in some circumstances make it more difficult to, or discourage, a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

Merger and Sales of Assets

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell or lease all or substantially all of our properties and assets to another person (other than a wholly-owned subsidiary of us) unless, among other things:

•	either (a) in the case of a merger or consolidation not involving a transfer of all or substantially all of our properties and assets, we are the surviving entity or (b) the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity and is organized and existing under the laws of the United States, any state thereof, or the District of Columbia and such person assumes all of our obligations under the notes and the indenture; and

•	no event of default or event that after notice or lapse of time or both, would become an event of default, shall have happened and be containing.

The occurrence of any of the foregoing transactions could constitute a change in control.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default for a period of 20 days in our obligation to pay the interest, default interest, share delivery interest or any liquidated damages on the notes;

•	default in our obligation to pay the principal and premium, if any, on any of the notes at maturity or otherwise;

•	default in our obligation to pay the repurchase price of the notes on the repurchase date following a repurchase event;

•	our failure to perform or observe any other covenants contained in the notes or the indenture including, without limitation, our failure to deliver shares of common stock required to be delivered upon conversion of a note and our failure to provide notice of a repurchase event for a period of 20 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount of the notes then outstanding;

•	the failure by us or our significant subsidiaries to pay when due at maturity, or a default that results in the acceleration of maturity of, any indebtedness for borrowed money of Sipex or any of our subsidiaries in an aggregate amount of $2.5 million or more, unless the default is cured or waived or the acceleration is rescinded, stayed or annulled within 15 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 20% in aggregate principal amount of the notes then outstanding;

•	specific events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries;

•	any representation or warranty made by us in the documents related to the sale of the notes and warrants is false or misleading in any material respect at the time made, and such condition is not cured (to the extent capable of being cured) for a period of ten days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount of the notes then outstanding;

•	our failure to perform or observe any covenant contained in the transaction documents (other than the notes and the indenture) for a period of twenty days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount of the notes then outstanding;

•	one or more final judgments or final arbitration award awards involving, individually or in the aggregate, liability (to the extent not covered by independent third-party insurance) of us or a significant subsidiary in excess of $2.5 million is entered against us or a significant subsidiary and remains outstanding at any one time unsatisfied, unvacated, unwaived, undischarged and unstayed for a period of 60 days after entry thereof;

•	at any time following the tenth consecutive trading day that the percentage equal to (x) the number of shares of common stock authorized and reserved for issuance by us, divided by (y) the number of shares of common stock issuable upon conversion of the notes in full (without regard to any limitations on conversion set forth herein or otherwise) shall fail to be greater than or equal to 110%; or

•	from and after the date on which this Registration Statement becomes effective, the suspension from trading or failure of our common stock to be listed on the principal market or on an eligible market (in each case as defined in the indenture) for a period of 5 consecutive trading days or for more than an aggregate of ten 10 trading days in any 365-day period.

The indenture provides that the trustee will, within 90 days after the trustee obtains knowledge of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of default in the payment of the principal of, or premium, if any, or interest on any of the notes.

If an event of default occurs and is continuing, the trustee may in its discretion proceed to protect and enforce the rights vested in it by the indenture by such appropriate judicial proceedings as the trustee will deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in the indenture or in aid of the exercise of any power granted in the indenture, or to enforce any other legal or equitable right vested in the trustee by the indenture or by law.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of 66 2/3% in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture and to notify the trustee within 3 business days of becoming aware of any default or event of default.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	extend the maturity of any note or the payment date of any installment of interest payable on any notes;

•	reduce the principal amount at maturity of, premium (including, without limitation, a Conversion Payment), if any, on, or interest rate of, any note;

•	reduce any amount payable on redemption or repurchase of any note;

•	impair or change in any manner adverse to the holders of notes, our obligation to repurchase the notes upon the occurrence of a repurchase event;

•	impair or adversely affect the conversion rights of any holder of notes;

•	impair or adversely affect the right of any holder to institute suit for repayment of any note;

•	subordinate the notes in right of payment to other indebtedness; or

•	change the currency of payment of the notes.

All of the holders of notes must consent to reduce the percentage of holders of notes which are required to consent to the above-described actions.

Changes Requiring Two-thirds Approval

The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	conveying, transferring, assigning, mortgaging or pledging to the trustee as security for the notes, any property or assets;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	curing any ambiguity or correcting or supplementing any provision contained in the indenture; provided that modification or amendment does not adversely affect interests of the holders of notes.

Form, Denomination and Registration

The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. Notes may be issued as definitive notes or global notes. Definitive notes are registered in the names of the registered holders. Global notes are registered in the name of a depositary or its nominee for the holders. As of the date of this prospectus, all of the notes have been issued as global notes.

Restrictions on Transfer; Legends

The notes are subject to restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Notes

We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the notes and of our common stock and amounts of interest and contingent payments, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Certain Covenants

Incurrence of Indebtedness

Unless and until the aggregate principal amount of the notes outstanding is less than one million United States dollars ($1,000,000), neither we, nor any of our subsidiaries, shall incur, guarantee, assume or suffer to exist any Indebtedness that is senior to or pari passu with the notes in excess of the Debt Limitation, without the prior written consent of 66 2/3% in aggregate principal amount of notes then outstanding, other than (i) the incurrence by us company of Indebtedness represented by the notes and (ii) Permitted Indebtedness.

Existence of Liens

Unless and until the aggregate principal amount of the notes outstanding is less than one million United States Dollars ($1,000,000), we shall not, and we shall not permit any of our subsidiaries to allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by we or any of our subsidiaries (collectively, “Liens”) other than Permitted Liens, as described below.

Restricted Payments

Unless and until the aggregate principal amount of the notes is less than one million United States dollars ($1,000,000), the Company shall not, and the Company shall not permit any of our subsidiaries to, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents any Permitted Subordinated Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event of default has occurred and is continuing under the notes.

Limitation on Cash Dividends

We have agreed to refrain from making any distributions of cash to our common stockholders, by dividend or otherwise, that would cause an adjustment to the conversion price, as described in “— Conversion Rights — Conversion Rate Adjustment” above.

Limitation on Tender Offers

We have agreed to refrain from making any payment in respect of a tender offer for our common stock where the payment per share exceeds the current market price of our common stock that would cause an adjustment to the conversion price, as described in “— Conversion Rights — Conversion Rate Adjustment” above.

Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms.

The term “Average Daily Volume” shall mean the average of the amount determined for each trade day in the measurement period equal to the daily trading volume of our common stock on the principal market multiplied by the average price of our common stock for such trading day.

The term “Contingent Obligation” means, as to any person, any liability, contingent or otherwise, of that person with respect to any indebtedness, lease, dividend or other obligation of another person if the primary purpose or intent of the person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

The term “Debt Limitation” shall be defined to mean Indebtedness in an aggregate principal amount not to exceed $7,500,000, which shall include the principal amount outstanding under that certain Loan and Security Agreement, dated as of July 21, 2005 by and between us and Silicon Valley Bank, as amended from time to time.

The term “Indebtedness” means, as to any person all indebtedness for borrowed money, whether or not a Contingent Obligation.

The term “Permitted Indebtedness” means:

•	Indebtedness with respect to that certain Loan and Security Agreement, dated as of July 21, 2005 by and between us and Silicon Valley Bank, as amended from time to time, in an amount not to exceed the Debt Limitation, taking into account all other Indebtedness, other than as set forth in the second through sixth bullets below,

•	the incurrence by us of Indebtedness represented by mortgage financings, capital leases or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction of improvement of real or personal property, including, without limitation, equipment leases, used in our business, in an aggregate amount not to exceed three million United States dollars ($3,000,000) per fiscal year,

•	Indebtedness to trade creditors incurred in the ordinary course of business and not outstanding for more than 120 days after the date such payable was created,

•	Indebtedness existing on the date hereof and set forth on a schedule to the securities purchase agreement,

•	Indebtedness which may be deemed to exist pursuant to (i) any statutory, appeal or similar obligations incurred in the ordinary course of business, or (ii) any guaranties, performance, surety or similar obligations in an aggregate amount not to exceed six million United States dollars ($6,000,000) at any given time, and

•	provided that with respect to such extensions, refinancings and renewals of items in the second through fifth bullets above the principal amount is not increased or the terms modified to impose more burdensome terms upon us or our subsidiary, as the case may be.

The term “Permitted Liens” means:

•	existing Liens described on a schedule to the securities purchase agreement and any extensions, renewals or refinancings of any Indebtedness secured by such Liens;

•	encumbrances consisting of easements, zoning restrictions or other restrictions on the use of real property that do not (individually or in the aggregate) materially detract from the value of the real property encumbered thereby or materially impair the ability of us or our subsidiary to use such real property in our or its business;

•	Liens for taxes, assessments or other governmental charges (but excluding environmental Liens or Liens under The Employee Retirement Income Security Act of 1974) that are not delinquent or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

•	contractual or statutory Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar Liens securing obligations that are not overdue or are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established in accordance with GAAP and are incurred in the ordinary course of business;

•	Liens resulting from deposits to secure payments of worker’s compensation, unemployment insurance or other social security programs or to secure the performance of tenders, statutory obligations, leases, insurance contracts, surety and appeal bonds, bids and other contracts incurred in the ordinary course of business (other than for payment of Indebtedness);

•	Liens for purchase money obligations and Liens securing capital lease obligations; provided that any such Lien encumbers only the property so purchased or leased and the products, proceeds (including insurance proceeds), accessions, replacements, substitutions and improvements thereto;

•	any attachment or judgment Lien not constituting an event of default;

•	any interest or title of a licensor, lessor or sublessor under any license or lease and any interest or title of a licensee, lessee or sublessee under any license, cross-license or lease in any event entered into in the ordinary course of business and not otherwise prohibited by the terms hereof;

•	Liens against equipment arising from precautionary UCC financing statement filings regarding operating leases entered into by such person in the ordinary course of business;

•	Liens in favor of financial institutions arising as a matter of law or otherwise and encumbering deposits of cash or financial assets (including the right of set-off) held by such financial institutions in the ordinary course of business in connection with deposit or securities accounts, provided that no such account is (x) a dedicated cash collateral account and/or is subject to restrictions against access in excess of those set forth by regulations promulgated by the Federal Reserve Board and (y) intended by us or any subsidiary to provide collateral to the applicable financial institution;

•	Liens (including statutory and common law liens) in or against goods, documents or instruments, including proceeds (including insurance proceeds), products, accessions, substitutions and replacements related thereto, related to or arising out of commercial or documentary letter of credit transactions;

•	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties incurred in the ordinary course of business in connection with the importation of goods, which customs duties are not overdue; and

•	Liens securing Indebtedness in an aggregate principal amount outstanding at any time not exceeding one million United States dollars ($1,000,000).

The term “Permitted Subordinated Indebtedness” shall mean that Permitted Indebtedness the payment of which is subordinated to the Note.

The term “significant subsidiary” shall have the meaning assigned to that term in Rule 1-02(w) of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended, and shall also mean any subsidiary, including its subsidiaries, having liabilities exceeding 10% of the total liabilities of the company and its subsidiaries on a consolidated basis for the most recently completed fiscal year.

The term “Subsidiary” means a, entity more than 50% of the outstanding voting stock or equity interests of which is owned, directly or indirectly, by us or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DESCRIPTION OF THE WARRANTS

We issued the warrants pursuant to the securities purchase agreement and entered into a warrant agent agreement with Wells Fargo Bank, National Association, a national banking association, as warrant agent.

The following description is only a summary of the material provisions of the warrants and the warrant agent agreement. The form of warrant and the warrant agent agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the warrants.

General

The warrants are exercisable for a total of 1,679,104 shares of our common stock, initially at an exercise price of $3.216 per share, subject to adjustment upon certain events. The warrants are exercisable at any time on or before May 18, 2011.

Warrant Agent

Wells Fargo Bank, National Association serves as the warrant agent under a warrant agent agreement in order to facilitate the transfer, exchange and exercise of warrants.

The warrant agent will register the transfer of any outstanding warrant certificates upon surrender of the warrant certificate duly endorsed for transfer or accompanied (if so required by us) by a duly executed written instrument of transfer in form satisfactory to us. Upon any such registration of transfer, a new warrant certificate will be issued to the transferee(s) and the surrendered warrant certificate will be cancelled by the warrant agent. Cancelled warrant certificates will thereafter be disposed of by the warrant agent in its customary manner.

Warrant certificates may be exchanged at the option of the holders, when surrendered to the warrant agent at its principal corporate trust office, which is currently located at 707 Wilshire Blvd., 17th Floor, Los Angeles, CA 90017, Attention: Corporate Trust Services, for another warrant certificate or other warrant certificates of like tenor and representing in the aggregate a like number of warrants. Any holder desiring to exchange a warrant certificate must deliver a written request to the warrant agent, and must surrender, duly endorsed for transfer or accompanied (if so required by the warrant agent) by a duly executed written instrument or instruments of transfer in form satisfactory to the warrant agent, the warrant certificate or certificates to be so exchanged. Warrant certificates surrendered for exchange will be cancelled by the warrant agent. Such cancelled warrant certificates will then be disposed of by the warrant agent in its customary manner.

Exercise of the Warrants

The warrants may be exercised in whole or in part. If a holder desires to exercise its warrants, it must deliver an exercise notice to us at the principal corporate trust office of the warrant agent and to our transfer agent that specifies the number of shares of common stock to be purchased upon exercise (“warrant shares”). Unless the holder has elected a “cashless exercise” of the warrant as described below, the notice also must be accompanied by payment to the warrant agent of an amount equal to the per share exercise price multiplied by the number of warrant shares as to which the warrant is being exercised in cash or by delivery of a certified check or bank draft payable to the order of the warrant agent or wire transfer of immediately available funds. A holder may in its sole discretion elect, in lieu of making such cash payment, instead to receive upon such exercise the net number of shares of common stock (a “cashless exercise”) determined according to the following formula:

Net Number	=	(A × B) − (A × C)

B

For purposes of the foregoing formula:

A =	the total number of shares with respect to which the warrant is then being exercised;

B =	the current market price (as defined in each warrant) of the common stock on the trading day immediately preceding the date of the exercise notice; and

C =	the exercise price then in effect for the applicable warrant shares at the time of such exercise.

We will not be required to issue fractions of shares of common stock upon exercise of the warrants or to distribute certificates which evidence such fractional shares. In lieu of any fractional shares, there will be paid to the holder an amount of cash equal to the same.

We are generally obligated within three business days after exercise of a warrant to issue the holder a certificate for the number of shares of common stock to which the holder is entitled or to credit the holder’s or its designee’s balance account with DTC for the number of shares of common stock to which the holder is entitled upon the holder’s exercise of the warrant and, in the event that a warrant is exercised in part, to issue within five business days a new warrant identical in all respects to the warrant exercised except that it will represent rights to purchase the number of warrant shares purchasable immediately prior to the exercise of the warrant, less the number of warrant shares with respect to which the warrant is exercised. If we fail to complete the required share issuance by such date (the “Warrant Share Delivery Date”) or fail to issue the warrant required by such date (the “Warrant Delivery Date”), we will pay as additional damages in cash to such holder on each day after we failed to take such action in an amount equal to 2.0% per month multiplied by the product of (1) the sum of the number of shares of common stock not issued to the holder on or prior to the Warrant Share Delivery Date and to which such holder is entitled and, in the event we have failed to deliver a warrant to the holder on or prior to the Warrant Delivery Date and to which such holder is entitled, the number of shares of common stock issuable upon exercise of the warrant as of the Warrant Delivery Date and (2) the closing price of the common stock on the Warrant Share Delivery Date, in the case of failure to deliver common stock, or on the Warrant Delivery Date, in the case of failure to deliver a warrant, provided that if the common stock is not listed on a principal market (as defined in the warrant), then the closing price shall be as determined in good faith by a majority of our Board of Directors.

We will pay any and all documentary, stamp, transfer and other similar taxes which may be payable with respect to the issuance and delivery of shares of common stock issued upon exercise of the warrants.

Adjustment of Exercise Price

If any of the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we subdivide or combine our common stock;

(3) we issue to all holders of our common stock specified rights or warrants to purchase our common stock;

(4) we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidence of indebtedness or other assets, including securities but excluding:

(a) rights or warrants listed in (3) above; and

(b) dividends or distributions paid exclusively in cash (except as otherwise described below); or

(5) we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above);

we will adjust the exercise price, the number of warrant shares issuable upon the exercise of each warrant or the number of warrants outstanding so that the holders of the warrants either are put in the position they would have been in if they had exercised immediately prior to such event or are given their pro rata share of the benefit received by the recipients of any such distribution or issuance.

To the extent that we have a stockholder rights plan in effect at the time of exercise of the warrants into common stock, each holder will receive, in addition to the common stock, the rights under the stockholder rights plan whether or not the rights have separated from the common stock at the time of exercise, subject to limited exceptions.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon exercise of a holder’s warrants, the holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had exercised the warrants immediately prior to any of these events.

We will not be required to make an adjustment to the exercise price unless the adjustment would require a change of at least one percent in the exercise price. However, we will carry forward any adjustments that are less than one percent of the exercise price and include them in any subsequent adjustment. Except as described above in this section, we will not adjust the exercise price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

We may also make such reductions in the exercise price as our Board of Directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

To the extent permitted by applicable law, we may reduce the exercise price by any amount for any period of time of at least 20 days, if the reduction is irrevocable during such period and our Board of Directors has made a determination that such reduction would be in our best interests.

Upon each adjustment of the exercise price, each warrant will evidence the right to purchase that number of shares of common stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of common stock purchasable immediately prior to such adjustment upon exercise of the warrant by the exercise price in effect immediately prior to such adjustment and dividing the product so obtained by the exercise price in effect immediately after such adjustment. The adjustment to the number of shares of common stock purchasable upon exercise of a warrant will be made each time an adjustment of the exercise price is made.

Amendments

The warrants may be amended, changed, waived, discharged, or terminated only by an instrument in writing signed by us and the holder of such warrant; provided, however, that the warrant provisions providing for damages in the event of our untimely delivery of shares upon warrant exercises may be waived only by an instrument in writing signed by us and all of the warrantholders.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 60,000,000 shares of common stock, par value $0.01 per share, of which approximately 36,779,725 shares were issued and outstanding as of December 30, 2006. We are also authorized to issue up to 1,000,000 shares of preferred stock, par value $1.00 per share, of which no shares were issued and outstanding as of December 30, 2006.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In the event of a liquidation, dissolution or winding up of Sipex, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 1,000,000 shares of preferred stock from time to time in one or more series. Our board also may fix the rights, preferences, privileges, and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

As of December 30, 2006, no shares of preferred stock were outstanding.

Stock Options

As of December 30, 2006, we had options which were granted under our various stock option plans to purchase 7,521,155 shares of our common stock outstanding at a weighted-average exercise price of $2.94 per share.

Registration Rights

As part of the initial sale of the notes, on May 16, 2006 we also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which we have agreed to file with the SEC a registration statement covering the resale of the notes, the warrants and the shares of our common stock issuable upon conversion of the notes and exercise of the warrants no later than August 15, 2006 and to have the registration statement declared effective no later than December 31, 2006. Since Sipex did not file the registration statement by August 15, 2006, Sipex is required to pay certain “registration delay payments,” as calculated in the Registration Rights Agreement, solely with respect to the notes. Rodfre Holdings, LLC has agreed to exclude their notes, warrants and shares of common stock from this Registration Statement.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by a majority of the whole board, the Chairman of the board, the CEO, the President or by the person designated in the written request of the holders of not less than 40% of all shares entitled to vote at the meeting.

Our board of directors is divided into three classes, with each class serving a staggered three-year term. The classification of our board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in our control or management.

Our amended and restated bylaws provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our amended and restated bylaws provide that our board of directors may fix the number of directors by resolution.

Our amended and restated articles of incorporation do not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our board.

Our Board of Directors is expressly authorized to make, alter, amend or repeal our bylaws, subject to the right of our stockholders entitled to vote thereon, who also may adopt, amend or repeal our bylaws in accordance with Delaware law.

These and other provisions contained in our amended and restated articles of incorporation and amended and restated bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services located at 250 Royall Street, Canton, Massachusetts 02021.

Market Listing

Shares of our common stock are quoted on the Pink Sheets, electronic quotation system with a trading symbol “SIPX.PK.”

PLAN OF DISTRIBUTION

We are registering $15 million in aggregate principal amount of 5.5% Redeemable Convertible Senior Notes due 2026, warrants to purchase 839,552 shares of common, as well as 7,080,224 shares of common stock issuable pursuant to conversion of the notes or exercise of the warrants held by the selling securityholders, issued by us to the selling securityholders in a May 2006 private placement. We will not receive any of the proceeds from the sale by the selling securityholders of these shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock, except that the selling securityholders will pay all applicable underwriting discounts and selling commissions, if any.

The selling securityholders may sell all or a portion of the notes, warrants or common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the notes, warrants, or common stock are sold through underwriters or broker-dealers, then the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The securities may be sold by one or more of, or a combination of, the following:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	sales pursuant to Rule 144;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

•	broker-dealer may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per share.

If the selling securityholders effect such transactions by selling notes, warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholder or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume after the effective date of the registration statement of which this prospectus is a part. The selling securityholders may also sell securities short and deliver securities covered by this prospectus to close out short positions that were entered into after the effective date of the registration statement of which this prospectus is a part. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

Each selling securityholder may pledge or grant a security interest in the notes, warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors-in-interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless the securities have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling securityholders will sell any or all of the securities registered pursuant to the shelf registration statement of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We and the selling securityholders will distribute the prospectus only by hand or the mails and only in the form of this prospectus. Neither we nor the selling securityholders will distribute or deliver the prospectus electronically or in any form of prospectus other than the printed form of this prospectus.

We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts or commissions of the selling securityholders, including, without limitation, Securities and Exchange Commission filing fees and expenses. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholders specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the notes, warrants and shares of common stock will be freely tradable in the hands of persons other than our affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes, the warrants and the common stock into which the notes may be converted or for which the warrants may be exercised. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes, warrants or common stock. The summary generally applies only to beneficial owners of the notes and warrants that hold the notes, warrants and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, certain former citizens or residents of the United States, persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES, WARRANTS OR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of the notes, warrants or the common stock into which the notes may be converted or for which the warrants may be exercised that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it (1) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of the notes, the warrants or the common stock into which the notes may be converted or for which the warrants my be exercised (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, warrant or common stock acquired upon conversion of a note or exercise of a warrant, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note, warrant or common stock acquired upon conversion of a note or exercise of a warrant that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes, the warrants and the common stock into which the notes may be converted or for which the warrants may be exercised.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In addition, because the notes were issued as part of investment units with the warrants, OID will accrue on the notes and, subject to certain exceptions, U.S. Holders will be required to recognize additional interest income on a constant yield to maturity basis, regardless of their regular method of tax accounting, even though we will not pay any additional interest in cash.

The OID that a U.S. Holder must include in gross income as it accrues is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of a taxable year on which such U.S. Holder holds the note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the note at the beginning of the accrual period multiplied by the yield to maturity of the note. The accrual period of a note may be of any length a U.S. Holder chooses and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

The issue price of a note for OID purposes is the first price at which a substantial amount of notes are sold to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), which price we have determined to be approximately 94% of the principal amount of the note The adjusted issue price of the note at the start of any accrual period is the issue price of the note increased by the accrued original issue discount for each prior accrual period.

Under these rules, a U.S. Holder will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase the U.S. Holder’s basis in the note.

We are required to make payments of additional interest to holders of the notes in the event that, within certain time frames we have not (i) filed, or caused to be declared or kept effective, a registration statement, as described under “Description of the Notes — Registration Rights” above (ii) filed with the Securities and Exchange Commission all reports required to be filed in accordance with Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, and (iii) become listed for trading on one of The New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq National Market or The Nasdaq Capital Market, as described under “Description of the Notes — Interest” above. The requirement to pay additional interest pursuant to certain of these provisions is currently in effect. Although it is not free from doubt, such additional interest should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is paid in accordance with the U.S. Holder’s regular method of tax accounting, although it is possible that such additional interest should instead be added to the stated redemption price at maturity of the note and taken into income under the OID rules. U.S. Holders should consult their own tax advisors regarding the treatment of such amounts.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. The adjusted issue price of a note is the sum of its issue price and all OID includible in the income of holders prior to the U.S. Holder’s acquisition of the note. Market discount accrues in addition to OID. However, in contrast to OID, a U.S. Holder is not required to include market discount in income periodically over the term of the notes before receipt of the cash or other payment attributable to such income. Instead, upon the sale, exchange, retirement or other disposition of a note any gain recognized is required to be treated as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note that has accrued market discount in certain nonrecognition transactions in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may elect, however, to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies on a note-by-note basis and is irrevocable. A U.S. Holder also may elect to include market discount in income currently as it accrues. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S. Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Acquisition Premium and Amortizable Bond Premium

If a U.S. Holder purchases a note at a price that exceeds its adjusted issue price, the amount of such excess, referred to as “acquisition premium” for U.S. federal income tax purposes, would reduce the amount of OID that the U.S. Holder is required to include in income. If a U.S. Holder purchases a note at a price that exceeds the principal amount of the note, the amount of such excess is referred to as “bond premium” for U.S. federal income tax purposes. The U.S. Holder would not be required to include any OID in income, and may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the holder paid for the note (or, with respect to each initial holder of the notes, the portion of the $1,000.00 unit purchase price allocable to the note, which we have determined to be $936.65), increased by the amount of any OID or market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes

A U.S. Holder generally will not recognize any income, gain or loss on the conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock and the fair market value of any common stock attributable to accrued and unpaid interest. The U.S. Holder’s aggregate tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest)

will equal the U.S. Holder’s tax basis in the note. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) will include the holding period in the note.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock attributable to the fractional share.

The value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. Holder would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest would begin on the day after the date of conversion.

A U.S. Holder that converts a note between a record date for an interest payment and the next interest payment date and consequently receives a payment of cash interest, should consult its own tax advisor concerning the appropriate treatment of such payments.

In the event that we undergo a business combination the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding debentures, which may be a taxable event for U.S. federal income tax purposes.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of such an adjustment upon a business combination.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note or exercise of a warrant, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2010), provided that certain holding period requirements are met.

Constructive Distributions

The terms of the notes and warrants allow for changes in the conversion rate under certain circumstances. A change in conversion rate that allows holders to receive more shares of common stock on conversion or exercise may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate holders for distributions of cash or property to our stockholders. Not all changes in the conversion rate that result in holders’ receiving more common stock on conversion or exercise, however, increase the holders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its note or common stock (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or common stock (as the case may be) or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or Exchange of Common Stock

A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Sale or Exchange or Lapse of a Warrant

Upon a sale, exchange, redemption, lapse or other taxable disposition of a warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received for the warrant and the U.S. Holder’s tax basis in the warrant. The U.S. Holder’s tax basis in the warrant generally will equal the amount the holder paid for the warrant (or, (or, with respect to each initial holder, the portion of the $1,000.00 unit purchase price allocable to the warrant, which we have determined to be $63.35). The gain or loss will be long-term capital gain or loss if the holding period for the warrant is more than one year, or short-term capital gain or loss if the holding period is one year or less, on the date of the disposition. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

The exercise of a warrant will not be a taxable event for the exercising U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. A U.S. Holder will have a tax basis in the shares of common stock received on exercise of a warrant equal to the sum of the U.S. Holder’s tax basis in the warrant surrendered, reduced by any portion of the basis allocable to a fractional share, plus the exercise price of the warrant. A U.S. Holder generally will have a holding period in shares of common stock acquired on exercise of a warrant that commences on the date of exercise of the warrant.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest

Payments of interest or attributable to OID to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest or attributable to OID on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, shares of our stock representing at least 10% of the total combined voting power of all classes of our stock entitled to vote;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership; or

•	is engaged in the conduct of a trade or business in the United States to which such interest payments are effectively connected ((and, generally, if an income tax treaty applies, the interest is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the interest would be subject to tax as described under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business” below).

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Additional Interest

In the event that, within certain timeframes, we have not (i) filed, or caused to be declared or kept effective, a registration statement, (ii) filed with the Securities and Exchange Commission all reports required to be filed in accordance with Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, and (iii) become listed for trading on one of The New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq National Market or The Nasdaq Capital Market, we are required to pay additional interest to holders of notes.

Absent further relevant guidance from the IRS, we may treat payments of such additional interest, to Non-U.S. Holders as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we timely receive a properly executed IRS Form W-8BEN or W-8ECI from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder generally would be entitled to a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption, Conversion, Lapse or Other Disposition of Notes, Warrants or Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Non-U.S. Holders — Taxation of Interest” above), unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, would be subject to a flat 30% tax, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes by a Non-U.S. Holder if we currently are, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes disposed of) before the transaction, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50% of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note or exercise of a warrant, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion or exercise (as described under “— U.S. Holders — Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes, warrants or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion, lapse or other disposition of the notes, warrants or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business (or, if an income tax treaty applies, is attributable to a permanent establishment) generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest (including payments attributable to accrued OID), dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%.

Payments of interest (including payments attributable to accrued OID) or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes, warrants or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest (including payments attributable to accrued OID) and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest, OID and/or dividends, including any tax withheld pursuant to the rules described under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes (including payments attributable to accrued OID) may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes, warrants or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.

Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes, warrants or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of the common stock.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended April 1, 2006;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended July 1, 2006;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2006;

•	our Definitive Proxy Statements on Schedule 14A filed with the SEC on October 24, 2006 and on December 27, 2006;

•	our Current Reports on Form 8-K filed with the SEC on January 20, 2006, January 25, 2006, January 26, 2006, March 3, 2006 (as amended on July 26, 2006), March 13, 2006, May 22, 2006, May 30, 2006, May 30, 2006, July 26, 2006, August 7, 2006, August 18, 2006, August 21, 2006, September 14, 2006, October 3, 2006, October 4, 2006, November 7, 2006, December 5, 2006, December 7, 2006, December 19, 2006, and January 19, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 28, 2003 pursuant to Section 12(g) of the Exchange Act.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Attn. Corporate Secretary
Sipex Corporation
233 South Hillview Drive
Milpitas, California 95035
Telephone: (408) 934-7500

You may also access the documents incorporated by reference in this prospectus through our website www.sipex.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s website. The address of this site is http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares offered by this prospectus. This prospectus is part of that registration statement and, as allowed by Securities and Exchange Commissions rules, does not contain all the information set forth in the registration statement and the exhibits to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549 and is available to you on the Securities and Exchange Commission’s website.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Amount to be
Paid

SEC Registration Fee	$
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

(a) Since January 1, 2003, we have issued and sold the following unregistered securities:

On May 16, 2006, we placed the $30.0 million of 5.5% Redeemable Convertible Senior Notes due 2026 described in this registration statement in a private placement. Rodfre Holdings LLC, an affiliate of our largest stockholder and of our largest distributor, purchased 50% of the notes, or $15,000,000 aggregate principal amount, placed in this offering. The remainder of the notes were purchased by other accredited investors. We intend to use the net proceeds of approximately $28.7 million from the private placement for general corporate purposes. The notes are convertible into common stock at any time at a fixed conversion price of $2.68 per share. If fully converted, the principal amount of the 2006 Notes would convert into approximately

11,194,030 shares of our common stock. A more detailed description of the terms of our notes is provided in this registration statement under the heading “Description of Notes.” In connection with the issuance of the notes, we also issued warrant to purchase an aggregate of 1,679,104 shares of our common stock at a per share exercise price of $3.216.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

(b) From January 1, 2003 to January 30, 2007, we have granted an aggregate of 11,704,8481 options to purchase common stock at a weighted average exercise price of $3.41 to employees, directors and consultants under our various stock option plans and pursuant to stand-alone stock option grant agreements:

The foregoing grants and exercises were exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with the Company, to information about us.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

3.1		Amended and Restated Certificate of Incorporation (incorporated herein by reference from the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 28, 2003)
3.2		Bylaws (incorporated herein by reference from the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 28, 2003)
4.2		Form of Indemnification Agreement for directors and officers (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1, File No. 333-1328, and incorporated herein by reference)
4.4		Indenture dated May 16, 2006 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 22, 2006, and incorporated herein by reference)
5	.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	1996 Incentive Stock Option Plan (previously filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1, File No. 333-1328, and incorporated herein by reference)
10	.2**	1996 Employee Stock Purchase Plan, as amended (previously filed as Appendix A to the Company’s Definitive Notice and Proxy Statement on April 29, 2004, and incorporated herein by reference).

1 This number includes 245,054 shares granted on May 12, 2003 at a price of $3.95, pursuant to a tender offer exchange and 2,455,966 granted on September 6, 2005 at an exercise price of $1.90, pursuit to an option repricing program.

Exhibit
Number		Description

10	.3**	1997 Incentive Stock Option Plan (previously filed as Appendix A to the Company’s definitive Proxy Statement for the Special Meeting In Lieu Of Annual Meeting Of Shareholders held May 30, 1997, and incorporated herein by reference)
10	.4**	Sipex Corporation 1999 Stock Plan (previously filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, No. 1000-27897, and incorporated herein by reference)
10	.5**	2000 Non-Qualified Stock Option Plan (previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference)
10	.6**	2006 Equity Incentive Plan (previously filed as Appendix C to the Company’s Definitive Notice and Proxy Statement on October 24, 2006, and incorporated herein by reference).
10.7		Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Incorporated (previously filed as an Exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference)
10.8		Amendment dated October 1, 2002 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.9		Addendum “A” dated February 7, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Incorporated (previously filed as an Exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference)
10	.10*	Amendment dated August 26, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.2 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.11		Amendment dated September 15, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.3 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.12		Amendment dated April 25, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.4 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.13		Amendment dated September 27, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K files on October 3, 2006, and incorporated herein by reference)
10.14		Amendment dated November 1, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K files on November 7, 2006, and incorporated herein by reference)
10	.15**	Letter agreement as of 6/7/05 concerning the terms of the newly appointed Chief Executive Officer Ralph Schmitt (previously filed as Exhibit 99.2 to the Company’s Form 8-K filed on June 30, 2005, and incorporated herein by reference)
10.16		Loan and Security Agreement as of 7/21/05, with Silicon Valley Bank (previously filed as Exhibit 99.1 to the Company’s Form 8-K filed on 7/25/05, and incorporated herein by reference)
10	.17**	Bonus plan as of August 29, 2005, for an executive bonus plan for the remainder of 2005 for certain of its officers (previously filed as Exhibit 99.1 to the Company’s Form 8-K filed on September 2, 2005, and incorporated herein by reference)
10	.18**	Separation Agreement and General Release as of 9/2/05 with Joseph T. Rauschmayer, Senior Vice President of Operations (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 2, 2005, and incorporated herein by reference)
10	.19**	Separation Agreement and General Release as of April 26, 2005 with Kevin Plouse (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 15, 2005, and incorporated herein by reference)

Exhibit
Number		Description

10	.20**	Letter agreement as of September 12, 2005 with Mr. Edward Lam joining Sipex as the new Senior Vice President of Marketing and Business Development (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 23, 2005, and incorporated herein by reference)
10	.21**	Letter agreement as of October 7, 2005 with Joel Camarda joining Sipex as Senior Vice President of Operations (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on October 12, 2005, and incorporated herein by reference)
10.22		Amendment No. 1 dated October 7, 2005, to the Loan and Security Agreement with Silicon Valley Bank, dated July 21, 2005 (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on October 12, 2005, and incorporated herein by reference)
10.23		Amendment No. 2 dated November 12, 2005 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on 11/16/05, and incorporated herein by reference)
10.24		Amendment No. 3 dated January 19, 2006 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on 1/25/06, and incorporated herein by reference)
10.25		Amendment No. 4 dated May 18, 2006 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005, (previously filed as Exhibit 10.4 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.26		Amendment No. 5 dated August 1, 2006 to Loan and Security Agreement between Sipex Corporation and Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed 8/7/06, and incorporated herein by reference).
10.27		Amendment No. 6 dated September 28, 2006 to Loan and Security Agreement between Sipex Corporation and Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed 10/4/06, and incorporated herein by reference).
10	.28*	Master Agreement between Sipex, Hangzhou Silan Microelectronics Co. Ltd. and Hangzhou Silan Integrated Circuit Co., Ltd., dated as of February 27, 2006. (previously filed as Exhibit 10.1 to the Company Current Report on Form 8-K/A on July 26, 2006, and incorporated herein by reference)
10.29		Agreement for Purchase and Sale of Real Property dated March 9, 2006, by and between Sipex Corporation and Mission West Properties, L.P. (previously filed as Exhibit 10.1 to the Company Current Report on Form 8-K on March 13, 2006, and incorporated herein by reference)
10.30		Standard Form Lease for 233 Hillview dated March 9, 2006, by and between Sipex Corporation and Mission West Properties, L.P. (previously filed as Exhibit 10.2 to the Company Current Report on Form 8-K on March 13, 2006, and incorporated herein by reference)
10.31		Securities Purchase Agreement, dated as of May 16, 2006, by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.1 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.32		Amendment No. 1 dated May 24, 2006 to Securities Purchase Agreement, dated as of May 16, 2006 by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on May 30, 2006, and incorporated herein by reference)
10.33		Registration Rights Agreement, dated as of May 16, 2006, by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.2 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.34		Warrant Agent Agreement, dated as of May 16, 2006, between Sipex and Wells Fargo Bank, National Association, as Warrant Agent (which includes the Form of Warrant) (previously filed as Exhibit 10.1 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
12.1		Computation of Ratio of Earnings to Fixed Cost Charges
21.1		Subsidiaries of the Company (previously filed as an exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference)
23.1		Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP
23.2		Consent of Counsel (included in exhibit 5.1)
24.1		Power of Attorney (See page II-6)

*	Confidential treatment as to certain portions has been requested pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

**	The Exhibits identified above with a double asterisk (**) are management contracts or compensatory plans or arrangements.

†	To be filed by amendment.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(c) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sipex Corporation has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Milptas, California on the 13th day of February 2007.

SIPEX CORPORATION

By:	/s/ Ralph Schmitt
Ralph Schmitt
Chief Executive Officer

Name		Title	Date

/s/ RALPH SCHMITT Ralph Schmitt		Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2007

* Clyde R. Wallin		Senior Vice President, Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 13, 2007

* John D. Arnold		Director	February 13, 2007

* Joseph C. Consoli		Director	February 13, 2007

* Brian Hilton		Chairman of the Board of Directors	February 13, 2007

* Douglas M. McBurnie		Director	February 13, 2007

* Lionel H. Olmer		Director	February 13, 2007

* Thomas P. Redfern		Director	February 13, 2007

* Pierre Guilbault		Director	February 13, 2007

* Dan Casey		Director	February 13, 2007

* Alan Krock		Director	February 13, 2007

*By:	/s/ RALPH SCHMITT Ralph Schmitt Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

3.1		Amended and Restated Certificate of Incorporation (incorporated herein by reference from the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 28, 2003)
3.2		Bylaws (incorporated herein by reference from the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 28, 2003)
4.2		Form of Indemnification Agreement for directors and officers (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1, File No. 333-1328, and incorporated herein by reference)
4.4		Indenture dated May 16, 2006 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 22, 2006, and incorporated herein by reference)
5	.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	1996 Incentive Stock Option Plan (previously filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1, File No. 333-1328, and incorporated herein by reference)
10	.2**	1996 Employee Stock Purchase Plan, as amended (previously filed as Appendix A to the Company’s Definitive Notice and Proxy Statement on April 29, 2004, and incorporated herein by reference).
10	.3**	1997 Incentive Stock Option Plan (previously filed as Appendix A to the Company’s definitive Proxy Statement for the Special Meeting In Lieu Of Annual Meeting Of Shareholders held May 30, 1997, and incorporated herein by reference)
10	.4**	Sipex Corporation 1999 Stock Plan (previously filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, No. 1000-27897, and incorporated herein by reference)
10	.5**	2000 Non-Qualified Stock Option Plan (previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference)
10	.6**	2006 Equity Incentive Plan (previously filed as Appendix C to the Company’s Definitive Notice and Proxy Statement on October 24, 2006, and incorporated herein by reference).
10.7		Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Incorporated (previously filed as an Exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference)
10.8		Amendment dated October 1, 2002 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.9		Addendum “A” dated February 7, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Incorporated (previously filed as an Exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference)
10	.10*	Amendment dated August 26, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.2 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.11		Amendment dated September 15, 2003 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.3 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.12		Amendment dated April 25, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.4 to the Company’s Quarterly Report of Form 10-Q for the quarter ended July 1, 2006, and incorporated herein by reference)
10.13		Amendment dated September 27, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K files on October 3, 2006, and incorporated herein by reference)

Exhibit
Number		Description

10.14		Amendment dated November 1, 2006 to Worldwide Authorized Distributor Market Price Agreement dated July 22, 1993, by and between the Company and Future Electronics Inc. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K files on November 7, 2006, and incorporated herein by reference)
10	.15**	Letter agreement as of 6/7/05 concerning the terms of the newly appointed Chief Executive Officer Ralph Schmitt (previously filed as Exhibit 99.2 to the Company’s Form 8-K filed on June 30, 2005, and incorporated herein by reference)
10.16		Loan and Security Agreement as of 7/21/05, with Silicon Valley Bank (previously filed as Exhibit 99.1 to the Company’s Form 8-K filed on 7/25/05, and incorporated herein by reference)
10	.17**	Bonus plan as of August 29, 2005, for an executive bonus plan for the remainder of 2005 for certain of its officers (previously filed as Exhibit 99.1 to the Company’s Form 8-K filed on September 2, 2005, and incorporated herein by reference)
10	.18**	Separation Agreement and General Release as of 9/2/05 with Joseph T. Rauschmayer, Senior Vice President of Operations (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 2, 2005, and incorporated herein by reference)
10	.19**	Separation Agreement and General Release as of April 26, 2005 with Kevin Plouse (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 15, 2005, and incorporated herein by reference)
10	.20**	Letter agreement as of September 12, 2005 with Mr. Edward Lam joining Sipex as the new Senior Vice President of Marketing and Business Development (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 23, 2005, and incorporated herein by reference)
10	.21**	Letter agreement as of October 7, 2005 with Joel Camarda joining Sipex as Senior Vice President of Operations (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on October 12, 2005, and incorporated herein by reference)
10.22		Amendment No. 1 dated October 7, 2005, to the Loan and Security Agreement with Silicon Valley Bank, dated July 21, 2005 (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed on October 12, 2005, and incorporated herein by reference)
10.23		Amendment No. 2 dated November 12, 2005 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on 11/16/05, and incorporated herein by reference)
10.24		Amendment No. 3 dated January 19, 2006 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on 1/25/06, and incorporated herein by reference)
10.25		Amendment No. 4 dated May 18, 2006 to the Loan and Security Agreement with Silicon Valley Bank, dated July 12, 2005, (previously filed as Exhibit 10.4 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.26		Amendment No. 5 dated August 1, 2006 to Loan and Security Agreement between Sipex Corporation and Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed 8/7/06, and incorporated herein by reference)
10.27		Amendment No. 6 dated September 28, 2006 to Loan and Security Agreement between Sipex Corporation and Silicon Valley Bank, dated July 12, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed 10/4/06, and incorporated herein by reference).
10	.28*	Master Agreement between Sipex, Hangzhou Silan Microelectronics Co. Ltd. and Hangzhou Silan Integrated Circuit Co., Ltd., dated as of February 27, 2006. (previously filed as Exhibit 10.1 to the Company Current Report on Form 8-K/A on July 26, 2006, and incorporated herein by reference)
10.29		Agreement for Purchase and Sale of Real Property dated March 9, 2006, by and between Sipex Corporation and Mission West Properties, L.P. (previously filed as Exhibit 10.1 to the Company Current Report on Form 8-K on March 13, 2006, and incorporated herein by reference)
10.30		Standard Form Lease for 233 Hillview dated March 9, 2006, by and between Sipex Corporation and Mission West Properties, L.P. (previously filed as Exhibit 10.2 to the Company Current Report on Form 8-K on March 13, 2006, and incorporated herein by reference)

Exhibit
Number	Description

10.31	Securities Purchase Agreement, dated as of May 16, 2006, by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.1 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.32	Amendment No. 1 dated May 24, 2006 to Securities Purchase Agreement, dated as of May 16, 2006 by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on May 30, 2006, and incorporated herein by reference)
10.33	Registration Rights Agreement, dated as of May 16, 2006, by and among Sipex and the Buyers listed on the Schedule of Buyers (previously filed as Exhibit 10.2 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
10.34	Warrant Agent Agreement, dated as of May 16, 2006, between Sipex and Wells Fargo Bank, National Association, as Warrant Agent (which includes the Form of Warrant) (previously filed as Exhibit 10.1 to Company’s Current Report on Form 8-K filed on 5/22/06, and incorporated herein by reference)
12.1	Computation of Ratio of Earnings to Fixed Cost Charges
21.1	Subsidiaries of the Company (previously filed as an exhibit to the Company’s Annual report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference)
23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP
23.2	Consent of Counsel (included in exhibit 5.1)
24.1	Power of Attorney (See page II-6)

*	Confidential treatment as to certain portions has been requested pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

**	The Exhibits identified above with a double asterisk (**) are management contracts or compensatory plans or arrangements.

†	To be filed by amendment.